02042575

02 JUL 15 AM 12: 12

SEC file: 82-5036

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Płock, May 28th, 2002

To whom it may concern,

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed PKN ORLEN's current reports from 39/2002 to 48/2002 together with consolidated quarterly report for 1Q 2002 and SA-R 2001. Should you have any questions do not hesitate to contact the undersigned on: +48 24 365 51 41 or mobile: +48 607 325 405.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours sincerely,

Paweł Wochowski
Investor Relations Department

7/15

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Rafineria Trzebinia SA(2)
Released	07:05 7 May 2002
Number	5297V

Current report No 42/2002 dated May 6th 2002

Polski Koncern Naftowy ORLEN SA ('PKN ORLEN') informs that Rafineria Trzebinia SA ('Trzebinia Refinery') operates normally after yesterday reported fire of one of the fuel storage tanks at the refinery. The situation has been under full control of specialist forces and no danger exists since the fire has been extinguished. Also, no environmental pollution has been detected at the adjacent area. Special inspection searches the cause of the fire, which caused damage initially assessed at the value of PLN 8 m.

The storage tank at Trzebinia Refinery was fully insured, as it is the case with other PKN ORLEN's facilities including the Capital Group. The damage shall be covered by the insurance policy and shall not affect PKN ORLEN's financial figures. The fire has not influenced production or commercial operations of Trzebinia Refinery.

PKN ORLEN holds 77.07 % stake in Trzebinia Refinery.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central and Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Full Text Announcement

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Rafineria Trzebinia SA
Released	07:05 7 May 2002
Number	5275V

Current Report 41/2002 dated May 5th 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN") informs that today in the afternoon a small amount of crude oil was set on fire by a lightening strike on one of the storage tanks at Rafineria Trzebinia S.A. ("Trzebinia Refinery").
No casualties have been reported. The rescue forces are securing the area. The officials of Trzebinia Refinery as well as representatives of PKN ORLEN are all in place.
PKN ORLEN holds 75% stake in Trzebinia Refinery.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Notice of Results
Released	17:51 29 Apr 2002
Number	2596V

PKN ORLEN SA SEC File 82-5036

Current Report 40/2002 dated 29th April 2002

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that it is moving publication of

- its unconsolidated financial statement for full year 2001 under Polish Accounting Standards from 6th May 2002, as originally planned, to 9th May 2002
- its consolidated financial statement for full year 2001 under Polish Accounting Standards from 8th May 2002, as originally planned, to 10h May 2002.

Moreover on 10th May 2002 PKN ORLEN will publish financial statement under International Accounting Standards and LIFO adjustments to FY 2001 PAS unconsolidated and consolidated and IAS statements.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Bk of NY shares in PKN ORLEN
Released	16:04 24 Apr 2002
Number	0352V

Numbers of shares held by the Bank of New York as of April 23, 2002

Current report No 39/2002 dated 24 April, 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by the Bank of New York decreased by 2.03% from **97,077,976** **(23.10%** of votes at the General Shareholders' Meeting as reported on February 27, 2002) to **88,529,062** shares (**21.07%** of votes at the General Shareholders' Meeting as of April 23, 2002).

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

POLSKI KONCERN NAFTOWY

ORLEN

SPOLKA AKCYJNA

CONSOLIDATED QUARTERLY REPORT

FOR THE FIRST QUARTER 2002

PLOCK, MAY 2002

Auditors' report on a review of condensed quarterly consolidated financial statements for 1 Q 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed quarterly consolidated financial statements of the capital group of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 str. ("the Dominant Company"), prepared for the 1 Q 2002 and comprising:

- consolidated balance sheet as of 31 March 2002 with total assets amounting to 14,408,503,729.04 zloty,
- consolidated income statement for the period form 1 January 2002 to 31 March 2002 with a net profit amounting to 68,666,982.92 zloty,
- statement of changes in consolidated shareholders' equity with a net increase of consolidated shareholders' equity for the period from 1 January 2002 to 31 March 2002 amounting to 151,964,510.16 zloty,
- consolidated cash flow statement with net inflow for the period from 1 January to 31 March 2002 amounting to 2,081,276.80 zloty.

The form of the attached condensed quarterly consolidated financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No nr 139, poz. 1569 with further amendments).

The truth and fairness of the financial information presented in the attached condensed quarterly consolidated financial statements are the responsibility of the Dominant Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors in Poland. The review was mainly based on applying analytical procedures to the consolidated financial data, review of consolidation documentation, review of accounting records and discussions with Members of Management Board of the Dominant Company as well as employees responsible for accounting matters in the Dominant Company. The scope of work and methodology of a review is significantly less in scope than an audit of consolidated financial statements, the objective of which is to express an opinion on truth and fairness of the annual consolidated financial statements. Accordingly, we do not express such an opinion on the attached condensed quarterly consolidated financial statements.

The attached condensed quarterly consolidated financial statements were prepared in accordance with the accounting principles resulting form the amended Accounting Act, being in force from 1 January 2002. The changes in accounting policies of the capital group of the Dominant Company resulting from the amendment of the Accounting Act are further described in point 1 of the consolidated quarterly report. In order to assure comparability of data, the condensed comparable quarterly financial data for 1 Q 2001 was transformed and presented in accordance with the policies applied in 1 Q 2002. In consequence, the condensed comparable quarterly financial data for 1 Q 2001 differs from condensed quarterly consolidated financial statements previously published, what is described in point 1.3 of consolidated quarterly report.

Based on our review, nothing came to our attention that causes us to believe that attached condednsed quarterly consolidated financial statements are not prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the related regulations as well as the requirements set out by the Decree on current and periodic information published by issuers of securities.

Certified Auditor

(-)

Lukasz Zalicki
nr ewid. 9542/7118

Arthur Andersen Sp. z o.o.
00-113 Warsaw,
ul. Emilii Plater 53
Ident. No. 66

(-)

Duleep Aluwihare

Warsaw, 13 May 2002

Auditors' report on a review of condensed unconsolidated quarterly financial statements for 1 Q 2002

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the attached condensed unconsolidated quarterly financial statements of Polski Koncern Naftowy ORLEN S.A. located in Plock, Chemikow 7 str. (the "Company") comprising:

- balance sheet as of 31 March 2002 with total assets amounting to 12,300,624,623.27 zloty,
- income statement for the period from 1 January 2002 to 31 March 2002 with a net profit amounting to 30,914,356.02 zloty,
- the statement of changes in shareholders' equity for the period from 1 January 2002 to 31 March 2002 with a net increase of shareholders' equity amounting to 103,689,217.74 zloty,
- cash flow statement with net inflow for the period from 1 January 2002 to 31 March 2002 amounting to 2,831,836.63 zloty.

The form of the attached condensed unconsolidated quarterly financial statements is prescribed by the Decree of the Council of Ministers of 16 October 2001, on current and periodic information published by issuers of securities (Journal of Law No nr 139, poz. 1569 with further amendments).

The truth and fairness of the financial information presented in the attached condensed quarterly unconsolidated financial statements is the responsibility of the Company's Management Board. Our responsibility was to review these financial statements. We conducted our review in accordance with the provisions of law and auditing standards issued by the National Chamber of Auditors in Poland. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with Members of Management Board of the Company as well as employees responsible for accounting matters in the Company. The scope of work and methodology of a review is significantly less in scope than an audit of financial statements, the objective of which is to express an opinion on truth and fairness of the annual financial statements. Accordingly, we do not express such an opinion on the attached condensed unconsolidated quarterly financial statements.

The attached condensed unconsolidated quarterly financial statements were prepared in accordance with the accounting principles resulting form the amended Accounting Act, being in force from 1 January 2002. The changes in accounting policies of the Company resulting from the amendment of the Accounting Act are further described in point 1 of the consolidated quarterly report. In order to assure comparability the data, the condensed comparable quarterly financial data for 1 Q 2001 was transformed and presented in accordance with the policies applied in 1 Q 2002. In consequence, the condensed comparable quarterly financial data for 1 Q 2001 differ from condensed unconsolidated quarterly financial statements previously published, what is described in point 1.3 of consolidated quarterly report.

Based on our review, nothing came to our attention that causes us to believe that the attached unconsolidated quarterly financial statements have not been prepared in accordance with the accounting principles set out in the Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further amendments) and the related regulations as well as with the requirements set out by the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities.

Certified Auditor	Arthur Andersen Sp. z o.o. 00-113 Warsaw, ul. Emilii Plater 53 Ident. No. 66
(-)	(-)
Lukasz Zalicki nr ewid. 9542/7118	Duleep Aluwihare

Warsaw, 13 May 2002

Form SA-QSr I/2002
(quarter/year)

(for manufacturing, contracting, trading and service industry issuers)

According to § 5 section 2 and § 58 section 1 of the The Council of Ministers Decree oF 16 October 2001
- Journal of Law, No 139, item 1569 and 2002, No 31, item 280

Management Board of Polski Koncern Naftowy ORLEN Spolka Akcyjna

publishes condensed consolidated quarterly report for first quarter of 2002 year public

13 May 2002
(date of submission)

SELECTED CONSOLIDATED FINANCIAL DATA (current year)	in PLN thousand		in EUR thousand	
	I quarter cumulative from 1.1.2002 to 31.03.2002	I quarter cumulative from 1.1.2001 to 31.03.2001	I quarter cumulative from 1.1.2002 to 31.03.2002	I quarter cumulative from 1.1.2001 to 31.03.2001
I. Net sales of finished products, goods for resale and materials	5 763 988	5 796 488	1 547 795	1 556 522
II. Operating profit (loss)	182 809	74 857	49 089	20 101
III. Gross profit (loss)	110 504	40 475	29 673	10 869
IV. Net profit (loss)	68 667	26 251	18 439	7 049
V. Cash flow from operating activities	335 675	297 767	90 138	79 959
VI. Cash flow from investing activities	(293 465)	(437 300)	(78 804)	(117 427)
VII. Cash flow from financing activities	(40 129)	-	(10 776)	-
VIII. Net cash flow	2 081	139 446	559	37 445
IX. Total assets (as at 31.03.2002)	14 408 504		3 869 093	
X. Liabilities and provisions for liabilities (as at 31.03.2002)	6 149 332		1 651 271	
XI. Long-term liabilities (as at 31.03.2002)	*1 342 566*		*360 517*	
XII. Short-term liabilities (as at 31.03.2002)	3 944 035		1 059 086	
XIII. Equity (as at 31.03.2002)	7 571 096		2 033 055	
XIV. Share capital (as at 31.03.2002)	525 221		141 037	
XV. Number of shares (as at 31.03.2002)	420 177 137		420 177 137	
XVI. Earnings per ordinary share (in PLN/EUR)	0,97		0,26	
XVII. Diluted earnings per ordinary share (in PLN/EUR)	0,97		0,26	
XVIII. Net book value per share (in PLN/EUR) (as at 31.03.2002)	18,02		4,84	
XIX. Diluted net book value per share (in PLN/EUR) (as at 31.03.2002)	18,02		4,84	
XX. Declared or paid dividends per share (in PLN/EUR)	-		-	

CONSOLIDATED BALANCE SHEET PLN thousand	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Assets				
I. Fixed assets	9 716 005	9 715 293	9 247 891	8 653 890
1. Intangible fixed assets, including:	94 177	94 321	72 966	66 995
- goodwill	-	-	-	-
2. Goodwill on consolidation of suboridanted entities	4 326	4 137	7 113	767
3. Tangible fixed assets	8 609 105	8 621 182	8 349 409	7 457 813
4. Long term debtors	15 247	14 057	20 826	21 455
4.1. From subordinated entities	1 781	2 229	-	132
4.2. From other entities	13 466	11 828	20 826	21 323
5. Long term investments	766 498	762 617	548 413	852 719
5.1. Real estates	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	766 498	762 617	548 413	852 719
a) in related entities, including:	187 725	179 898	139 357	426 862
- shares in subordinated entities accounted for on an equity basis	154 342	154 648	117 553	397 091
- shares in unconsolidated subsidiaries and joint venture entities	30 023	25 250	21 804	29 771
b) in other entities	578 773	582 719	409 056	425 857
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	226 652	218 979	249 164	254 141
6.1. Deferred tax assets	25 090	20 756	25 209	24 222
6.2. Prepayments and deferred costs	201 562	198 223	223 955	229 919
II. Current assets	4 692 499	4 393 988	5 213 943	4 971 657
1. Inventories	2 371 161	2 185 333	2 540 135	2 706 280
2. Short term debtors	1 545 141	1 549 411	1 771 537	1 655 832
2.1. From subordinated entities	95 219	117 336	72 261	183 402
2.2. From other entities	1 449 922	1 432 075	1 699 276	1 472 430
3. Short term investments	241 241	230 765	353 388	199 601
3.1. Short term financial assets	226 363	215 302	342 150	190 717
a) in subordinated entities	-	-	-	-
b) in other entities	20 478	11 498	26 338	14 351
c) cash and cash equivalents	205 885	203 804	315 812	176 366
3.2. Other short term investments	14 878	15 463	11 238	8 884
4. Short term prepayments and deferred costs	534 956	428 479	548 883	409 944
Total assets	14 408 504	14 109 281	14 461 834	13 625 547

CONSOLIDATED BALANCE SHEET PLN thousand	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Liabilities				
I. Equity	7 571 096	7 501 139	7 185 372	7 144 161
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 504 915	5 501 578	4 738 359	4 727 559
5. Revaluation reserve	728 798	732 196	742 248	743 950
6. Other capital reserves	53 542	53 542	53 542	53 542
7. Foreign exchange gain/(loss) on inlclusion of subordinated entities	4	4	4	4
8. Undistributed profit/(loss) from previous years	689 949	322 731	1 099 747	278 983
9. Net profit (loss)	68 667	365 867	26 251	814 902
10. Distribution from profit during financial year (negative value)	-	-	-	-
II. Minority interests	406 339	396 853	467 042	168 719
III. Negative goodwill on subordinated entities	281 737	291 716	160 050	48 986
IV. Liabilities and provisions for liabilities	6 149 332	5 919 573	6 649 370	6 263 681
1. Provisions for liabilities	795 594	816 164	893 883	884 923
1.1. Provision for deferred tax	228 478	238 133	201 190	172 260
1.2. Retirement benefits and similar provisions	137 491	137 685	125 090	110 275
a) long term	108 543	108 589	104 571	90 221
b) short term	28 948	29 096	20 519	20 054
1.3. Other provisions	429 625	440 346	567 603	602 388
a) long term	362 202	362 146	525 876	527 808
b) short term	67 423	78 200	41 727	74 580
2. Long term liabilities	1 342 566	1 305 952	1 503 440	1 273 339
2.1. To related entities	470	-	-	4 680
2.2. To other entities	1 342 096	1 305 952	1 503 440	1 268 659
3. Short term liabilities	3 944 035	3 734 775	4 213 412	4 052 441
2.1. To related entities	21 046	50 468	15 599	36 408
3.2. To other entities	3 861 745	3 632 895	4 129 207	3 960 446
3.3. Special funds	61 244	51 412	68 606	55 587
4. Accruals and deferred income	67 137	62 682	38 635	52 978
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	67 137	62 682	38 635	52 978
a) long term	5 514	4 355	4 510	4 534
b) short term	61 623	58 327	34 125	48 444
Total liabilities	14 408 504	14 109 281	14 461 834	13 625 547
Net book value	7 571 096		7 185 372	
Number of shares	420 177 137		420 177 137	
Net book value per share (in PLN)	18,02		17,10	
Diluted number of shares	420 177 137		420 177 137	
Diluted net book value per share (in PLN)	18,02		17,10	

OFF BALANCE SHEET ITEMS	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
1. Contingent debtors	-	-	-	-
1.1. From related entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	117 150	99 831	64 268	56 535
2.1. To related entities	112 644	95 297	47 407	45 514
- granted guarantees and sureties	112 644	95 297	47 407	45 514
2.2. To other entities	4 506	4 534	16 861	11 021
- granted guarantees and sureties	4 506	4 534	16 861	11 021
3. Other	46 083	50 227	62 546	60 879
Total off-balance sheet items	163 233	150 058	126 814	117 414

CONSOLIDATED INCOME STATEMENT	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
I. Net sales including	5 763 988	5 796 488
- to related entities	73 404	69 378
1. Net sales of finished products	5 440 187	5 279 095
2. Net sales of goods for resale and materials	323 801	517 393
II. Cost of goods sold, including:	(2 729 625)	(3 308 015)
- to related entities	(38 271)	(44 168)
1. Cost of sales of finished products	(2 459 479)	(2 822 712)
2. Cost of goods for resale and materials sold	(270 146)	(485 303)
III. Gross profit on sales (I-II)	3 034 363	2 488 473
IV. Selling and distribution costs	(2 637 716)	(2 268 811)
V. General and administration expenses	(198 663)	(162 840)
VI. Profit on sales (III-IV-V)	197 984	56 822
VII. Other operating income	46 933	51 241
1. Profit on disposal of non-financial fixed assets	4 929	340
2. Grants	75	676
3. Other	41 929	50 225
VIII. Other operating expenses	(62 108)	(33 206)
1. Loss from disposal of non-financial fixed assets	(2 917)	(1 865)
2. Impairment of non-financial assets	-	-
3. Other	(59 191)	(31 341)
IX. Operating profit (VI+VII-VIII)	182 809	74 857
X. Financial income	39 558	131 329
1. Dividends and shares in profits, including:	-	990
- from related entities	-	-
2. Interest, including:	21 235	29 809
- from related entities	5 768	5 549
3. Profit from sale of investments	2 798	377
4. Revaluation of investments	716	245
5. Other	14 809	99 908
XI. Financial expenses	(122 638)	(173 720)
1. Interest, including:	(57 312)	(126 570)
- for related entities	-	(2 845)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(502)	-
4. Other	(64 824)	(47 150)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-XII)	99 729	32 466
XIV. Extraordinary items (XIV.1. - XIV.2.)	(137)	2 887
1. Extraordinary profits	229	3 335
2. Extraordinary losses	(366)	(448)
XV. Amortisation on goodwill from subordinated entities	(257)	(211)
XVI. Write off of negative goodwill in subordinated entities	11 169	5 333
XVII. Profit before taxation (XIII+/-XIV-XV+XVI)	110 504	40 475
XVIII. Income tax	(34 433)	(25 950)
a) current part	(48 754)	(6 595)
b) deferred part	14 321	(19 355)
XIX. Other obligatory charges on profit	-	-
XX. Share in profit(losses) of subordinated entities accounted for an equity method	3 226	13 690
XXI. Minority interests	(10 630)	(1 964)
XXII. Net profit (XVII-XVIII-XIX+/-XX+/-XXI)	68 667	26 251
Net profit for 12 months (annualised)	408 283	*
Weighted average number of ordinary shares	420 177 137	*
Earnings per ordinary share (in PLN)	0,97	*
Weighted expected average number of ordinary shares	420 177 137	*
Dilluted earnings per share (in PLN)	0,97	*

* The Group does not have comparable data concerning profit for 12 months ending 31 March 2001.

Capital Group - Polski Koncern Naftowy ORLEN S.A. SA-QS I/2002 PLN '000

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
I. Equity at beginning of period	7 419 130	7 086 148
a) changes in accounting policies	82 009	58 013
b) corrections of fundamental errors	-	-
I. a. Equity at beginning of period restated for comparative data	7 501 139	7 144 161
1. Share capital at beginning of period	525 221	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
- issues od shares	-	-
b) decreases	-	-
- write off	-	-
1.2. Share capital at end of period	525 221	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	5 501 578	4 728 182
4.1. Movements in capital reserve	3 337	10 177
a) increases	4 849	10 177
- share premium	-	-
- distribution of profits (by articles)	1 968	-
- apportionment of profits (over the minimum provided for by the articles)	-	1 752
- transfer from capital reserves due to revaluation of fixed assets disposed	2 881	2 204
- other	-	6 221
b) decreases	(1 512)	-
- absorption of losses	(1 512)	-
- other	-	-
4.2. Capital reserve at end of period	5 504 915	4 738 359
5. Revaluation reserve at beginning of period	734 796	747 910
- changes in accounting policies, restatement of opening balance	(2 600)	(3 960)
5.1. Revaluation reserve at beginning of period restated for comparative data	732 196	743 950
5.2. Movements in revaluation reserve	(3 398)	(1 702)
a) increases	146	502
- increase of value of long term investments	-	-
- deferred tax assets related to entries made to revaluation reserve	146	502
b) decreases	(3 544)	(2 204)
- fixed assets disposals	(2 881)	(2 204)
- impairment of tangible fixed assets	(663)	-
5.3. Revaluation reserve at end of period	728 798	742 248
6. Other capital reserves at beginning of period	53 542	53 542
6.1. Movements in oher capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 542	53 542
7. Foreign exchange differences from recalculation of subordinated entities	4	4
8. Undistributed profit (loss) from previous years at beginning of period	603 989	1 031 289
8.1. Undistributed profit from previous years at beginning of period	603 989	1 031 289
a) changes in accounting policies	84 609	62 596
b) corrections of fundamental errors	-	-
8.2. Undistributed profit from previous years at beginning of period restated for comparative data	688 598	1 093 885
a) increases	3 319	7 614
- distribution of profit from previous years	3 319	7 614
b) decreases	(1 968)	(1 752)
- dividends paid	-	-
- transfer to capital reserve	(1 968)	(1 752)
- others	-	-
8.3. Undistributed profit from previous years at end of period	689 949	1 099 747
8.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
8.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
- (loss)	-	-
b) decreases	-	-
8.6. Undistributed loss from previous years at end of period	-	-
8.7. Undistributed profit from previous years at end of period	689 949	1 099 747
9. Net profit/(loss) for the financial year	68 667	26 251
a) net profit	68 667	26 251
b) net loss	-	-
c) distribution from current year profit	-	-
II. Equity at end of period	7 571 096	7 185 372
III. Own equity, after adjustment of proposed distribution of profit	-	-

Capital Group - Polski Koncern Naftowy ORLEN S.A. SA-QS I/2002 PLN '000

CONSOLIDATED CASH FLOW STATEMENT	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
A. Cash flow from operating activities		
I. Net profit for the year	68 667	26 251
II. Total adjustments	267 008	271 516
1. Profit (loss) from minority interests	10 589	2 378
2. Net (profit) loss from subordinated entities accounted for an equity method	(3 226)	(13 114)
3. Depreciation	250 057	211 485
4. Foreign exchange (gains)/losses	28 415	(10 321)
5. Interest and dividends	52 605	115 551
6. (Profit) loss from investing activities	(4 780)	(44 693)
7. Movements in provisions	(23 581)	(4 547)
8. Movements in stock	(186 272)	288 977
9. Movements in debtors	1 965	122 617
10. Movements in creditors falling due within one year (with the exception of loans)	251 346	(255 565)
11. Movements in prepayments and accruals	(117 820)	(145 673)
12. Other adjustments	7 710	4 421
III. Cash flow from operating activities (I+/-II)	335 675	297 767
B. Cash flow from investing activities		
I. Cash inflows from investing activities	80 779	112 895
1. Disposal of intangible fixed assets and tangible fixed assets	6 248	2 779
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	61 960	91 428
a) in related entities	4 159	11
- sales of financial assets (except short term securities)	159	11
- sales of short term securities	293	-
- dividends and profits	3 707	-
- loans repaid	-	-
- interest received	-	-
- other inflows from financial assets	-	-
b) in other entities	57 801	91 417
- sales of financial assets (except short term securities)	6 976	65 998
- sales of short term securities	50 449	23 588
- dividends and profits	-	990
- loans repaid	-	-
- interest received	376	841
- other inflows from financial assets	-	-
4. Other inflows from investing activities	12 571	18 688
II. Cash outflows from investing activities	(374 244)	(550 195)
1. Purchases of intangible fixed assets and tangible fixed assets	(229 151)	(389 828)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(55 643)	(72 733)
a) in related entities	(121)	(48 433)
- purchases of financial assets (except short term securities)	(121)	(48 433)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	(55 522)	(24 300)
- purchases of financial assets (except short term securities)	-	(2)
- purchases of short term securities	(55 522)	(24 298)
- loans granted	-	-
4. Dividend paid to minority shareholders	-	-
5. Other payments	(89 450)	(87 634)
III. Net cash flow from investing activities	(293 465)	(437 300)
C. Cash flow from financing activities		
I. Inflows	668 461	1 028 959
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	341 426	652 243
3. Issuance of short term securities	326 383	376 124
4. Other inflows	652	592
II. Outflows	(708 590)	(749 980)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(266 898)	(400 603)
5. Repurchase of short term securities	(382 930)	(240 996)
6. Other financial liabilities	-	-
7. Finance lease payments	(1 324)	(30)
8. Interest paid	(57 405)	(107 946)
9. Other payments	(33)	(405)
III. Net cash flows from financing activities (I-II)	(40 129)	278 979
D. Net cash flow (A.III+/-B.III+/-C.III)	2 081	139 446
E. Balance sheet change in cash and cash equivalents	2 081	139 446
- including changes in cash and cash equivalents resulting from foreign exchange	(414)	(845)
F. Total cash and cash equivalents at the beginning of the period	203 804	176 366
G. Total cash and cash equivalents at the end of the period (F+/- D)	205 885	315 812
- including those of limited availability	11 745	13 746

BALANCE SHEET PLN thousand	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Assets	-	-	-	-
I. Fixed assets	8 368 908	8 347 190	8 213 482	8 133 677
1. Intangible fixed assets, including:	72 357	71 521	57 199	59 963
- goodwill	-	-	-	-
3. Tangible fixed assets	6 552 919	6 544 707	6 625 543	6 621 403
4. Long term debtors	270 019	271 191	276 516	275 436
4.1. From subordinated entities	256 857	256 996	255 355	254 674
4.2. From other entities	13 162	14 195	21 161	20 762
5. Long term investments	1 279 263	1 268 641	1 033 292	947 072
5.1. Real estates	-	-	-	-
5.2. Intangible fixed assets	-	-	-	-
5.3. Long term financial assets	1 279 263	1 268 641	1 033 292	947 072
a) in related entities, including:	702 809	690 144	628 939	522 144
- shares in subordinate entities accounted for an equity basis	-	-	-	-
b) in other entities	576 454	578 497	404 353	424 928
5.4. Other long term investments	-	-	-	-
6. Long term prepayments, deferred costs and deferred tax asset	194 350	191 130	220 932	229 803
6.1. Deferred tax assets	-	-	-	-
6.2. Prepayments and deferred costs	194 350	191 130	220 932	229 803
II. Current assets	3 931 717	3 634 996	4 347 122	4 414 102
1. Inventories	2 003 459	1 839 066	2 136 360	2 450 753
2. Short term debtors	1 312 155	1 284 018	1 531 659	1 442 655
2.1. From subordinated entities	382 631	309 556	386 488	552 104
2.2. From other entities	929 524	974 462	1 145 171	890 551
3. Short term investments	99 481	96 650	159 553	107 840
3.1. Short term financial assets	84 603	81 772	148 773	99 981
a) in subordinated entities	-	-	-	-
b) in other entities	-	-	-	-
c) cash and cash equivalents	84 603	81 772	148 773	99 981
3.2. Other short term investments	14 878	14 878	10 780	7 859
4. Short term prepayments and deferred costs	516 622	415 262	519 550	412 854
Total assets	12 300 625	11 982 186	12 560 604	12 547 779

BALANCE SHEET PLN thousand	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
Liabilities	-	-	-	-
I. Equity	6 962 782	6 932 385	6 695 199	6 694 174
1. Share capital	525 221	525 221	525 221	525 221
2. Unpaid share capital	-	-	-	-
3. Own shares (negative value)	-	-	-	-
4. Capital reserve	5 300 454	5 297 573	4 609 842	4 607 638
5. Revaluation reserve	728 798	732 196	742 248	743 950
6. Other capital reserves	53 476	53 476	53 476	53 476
8. Undistributed profit/(loss) from previous years	323 919	63 059	763 889	63 059
9. Net profit (loss)	30 914	260 860	523	700 830
10. Distribution from profit during financial year (negative value)	-	-	-	-
IV. Liabilities and provisions for liabilities	5 337 843	5 049 801	5 865 405	5 853 605
1. Provisions for liabilities	668 591	691 246	792 743	800 312
1.1. Provision for deferred tax	179 606	192 084	188 224	171 793
1.2. Retirement benefits and similar provisions	74 266	74 266	68 200	68 200
a) long term	62 660	62 660	58 399	58 399
b) short term	11 606	11 606	9 801	9 801
1.3. Other provisions	414 719	424 896	536 319	560 319
a) long term	359 868	359 833	513 361	514 082
b) short term	54 851	65 063	22 958	46 237
2. Long term liabilities	1 102 205	1 075 557	1 369 930	1 389 567
2.1. To related entities	230 299	230 299	230 299	230 299
2.2. To other entities	871 906	845 258	1 139 631	1 159 268
3. Short term liabilities	3 525 234	3 246 681	3 685 231	3 622 271
2.1. To related entities	136 434	91 848	58 915	99 951
3.2. To other entities	3 347 262	3 118 175	3 582 701	3 484 218
3.3. Special funds	41 538	36 658	43 615	38 102
4. Accruals and deferred income	41 813	36 317	17 501	41 455
4.1. Negative goodwill	-	-	-	-
4.2. Other accruals and deferred income	41 813	36 317	17 501	41 455
a) long term	-	-	-	-
b) short term	41 813	36 317	17 501	41 455
Total liabilities	12 300 625	11 982 186	12 560 604	12 547 779
Net book value	6 962 782	6 932 385	6 695 199	6 694 174
Number of shares	420 177 137	420 177 137	420 177 137	420 177 137
Net book value per share (in PLN)	16,57	16,50	15,93	15,93
Diluted number of shares	420 177 137	420 177 137	420 177 137*	420 177 137*
Diluted net book value per share (in PLN)	16,57	16,50	15.93*	15.93*

OFF BALANCE SHEET ITEMS	as at 31.03.2002 end of quarter (current year)	as at 31.12.2001 end of previous quarter (current year)	as at 31.03.2001 end of quarter (previous year)	as at 31.12.2000 end of previous quarter (previous year)
1. Contingent debtors	-	-	-	-
1.1. From related entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
1.2. From other entities	-	-	-	-
- received guarantees and sureties	-	-	-	-
2. Contingent liabilities	96 864	96 864	47 605	47 755
2.1. To related entities	94 623	94 623	45 364	45 514
- granted guarantees and sureties	94 623	94 623	45 364	45 514
2.2. To other entities	2 241	2 241	2 241	2 241
- granted guarantees and sureties	-	2 241	2 241	2 241
3. Other	46 023	45 776	61 602	60 879
Total off-balance sheet items	142 887	142 640	109 207	108 634

INCOME STATEMENT	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
I. Net sales, including	5 230 025	5 427 675
- to related entities	716 254	797 527
1. Net sales of finished products	4 919 473	5 023 754
2. Net sales of goods for resale and materials	310 552	403 921
II. Cost of goods sold	(2 400 272)	(3 010 385)
- to related entities	(332 298)	(460 804)
1. Cost of sales of finished products	(2 143 484)	(2 629 774)
2. Cost of goods for resale and materials sold	(256 788)	(380 611)
III. Gross profit on sales (I-II)	2 829 753	2 417 290
IV. Selling and distribution costs	(2 559 099)	(2 276 223)
V. General and administration expenses	(126 509)	(113 094)
VI. Profit on sales (III-IV-V)	144 145	27 973
VII. Other operating income	32 315	32 492
1. Profit on disposal of non-financial fixed assets	4 463	52
2. Grants	-	607
3. Other	27 852	31 833
VIII. Other operating expenses	(59 404)	(12 266)
1. Loss from disposal of non-financial fixed assets	(2 247)	(1 505)
2. Impairment of non-financial assets	-	-
3. Other	(57 157)	(10 761)
IX. Operating profit (VI+VII-VIII)	117 056	48 199
X. Financial income	32 737	120 843
1. Dividends and shares in profitsl, including:	1 854	990
- from related entities	1 854	-
2. Interest, including:	16 674	23 567
- from related entities	1 206	4 629
3. Proceeds from sale of investments	1 522	-
4. Revaluation of investments	361	-
5. Other	12 326	96 286
XI. Financial expenses	(99 801)	(155 094)
1. Interest, including:	(42 707)	(108 820)
- for related entities	-	(16)
2. Loss from sale of investments	-	-
3. Revaluation of investments	(502)	-
4. Other	(56 592)	(46 274)
XII. Profit (loss) on sale of shares in subordinated entities	-	-
XIII. Gross profit (IX+X-XI+/-XII)	49 992	13 948
XIV. Extraordinary items (XIV.1. - XIV.2.)	(69)	2 864
1. Extraordinary profits	7	3 219
2. Extraordinary losses	(76)	(355)
XV. Profit before taxation (XIII+/-XIV)	49 923	16 812
XVI. Income tax	(19 009)	(16 289)
a) current part	(31 342)	-
b) deferred part	12 333	(16 289)
XVII Other obligatory charges on profit	-	-
XVIII. Net profit (XV-XVI-XVII)	30 914	523

Net profit for 12 months (annualised)	263 738	*
Weighted average number of ordinary shares	420 177 137	-
Earnings per ordinary share (in PLN)	0,63	-
Weighted expected average number of ordinary shares	420 177 137	-
Dilluted earnings per share (in PLN)	0,63	-

* The Group does not have comparable data concerning profit for 12 months ending 31 March 2001.

Polski Koncern Naftowy ORLEN S.A. SA-Q I/2002 PLN '000

STATEMENT OF CHANGES IN EQUITY	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
I. Equity at beginning of period	6 859 092	6 635 075
a) changes in accounting policies	73 293	59 099
b) corrections of fundamental errors	-	-
I. a. Equity at beginning of period restated for comparative data	6 932 385	6 694 174
1. Share capital at beginning of period	525 221	525 221
1.1.Movements in share capital	-	-
a) increases	-	-
- issues od shares	-	-
b) decreases	-	-
- write off	-	-
1.2. Share capital at end of period	525 221	525 221
2. Unpaid share capital at beginning of period	-	-
2.1. Movements in unpaid share capital	-	-
a) increases	-	-
b) decreases	-	-
2.2. Unpaid share capital at end of period	-	-
3. Own shares at beginning of period	-	-
3.1. Movement in own shares	-	-
a) increases	-	-
b) decreases	-	-
3.2 Own shares at end of period	-	-
4. Capital reserve at beginning of period	5 297 573	4 607 638
4.1. Movements in capital reserve	2 881	2 204
a) increases	2 881	2 204
- share premium	-	-
- distribution of profits (by articles)	-	-
- apportionment of profits (over the minimum provided for by the articles)	-	-
- transfer from capital reserves due to revaluation of fixed assets disposed	2 881	2 204
b) decreases	-	-
- absorption of losses	-	-
- other	-	-
4.2. Capital reserve at end of period	5 300 454	4 609 842
5. Revaluation reserve at beginning of period	734 796	747 910
a) changes in accounting policies	(2 600)	(3 960)
5.a. Revaluation reserve at beginning of period	732 196	743 950
5.1. Movements in revaluation capital	(3 398)	(1 702)
a) increases	147	502
- increase in valuation of long term investments	-	-
- deferred tax assets related to entries made to revaluation reserve	147	-
- other		502
b) decreases	(3 545)	(2 204)
- fixed assets disposals	(2 881)	(2 204)
- impairment of tangible fixed assets	(664)	-
5.2. Revaluation reserve at end of period	728 798	742 248
6. Other capital reserves at beginning of period	53 476	53 476
6.1. Movements in other capital reserves	-	-
a) increases	-	-
b) decreases	-	-
6.2. Other capital reserves at end of period	53 476	53 476
7. Profit (loss) from previous years at beginning of period	323 919	700 830
7.1. Undistributed profit from previous years at beginning of period	248 026	700 830
a) changes in accounting policies	75 893	63 059
b) corrections of fundamental errors	-	-
7.2. Undistributed profit from previous years at beginning of period restated for comparative data	323 919	763 889
a) increases	-	-
- distribution of profit from previous years	-	-
b) decreases	-	-
- dividends paid	-	-
- transfer to capital reserve	-	-
- others	-	-
7.3. Undistributed profit from previous years at end of period	323 919	763 889
7.4. Undistributed loss from previous years at beginning of period	-	-
a) changes in accounting policies	-	-
b) corrections of fundamental errors	-	-
7.5. Undistributed loss from previous years at beginning of period restated for comparative data	-	-
a) increases	-	-
- (loss)	-	-
b) decreases	-	-
7.6. Undistributed loss from previous years at end of period	-	-
7.7. Undistributed profit from previous years at end of period	323 919	763 889
8. Net profit/(loss) for the financial year	30 914	523
a) net profit	30 914	523
b) net loss	-	-
c) distribution of profit	-	-
II. Equity at end of period	6 962 782	6 695 199
III. Own equity, after adjustment of proposed distribution of profit		-

Polski Koncern Naftowy ORLEN S.A. SA-Q I/2002 PLN '000

CASH FLOW STATEMENT	I quarter (current year) from 1.1.2002 to 31.03.2002	I quarter (previous year) from 1.1.2001 to 31.03.2001
A. Cash flow from operating activities		
I. Net profit for the year	30 914	523
II. Total adjustments	213 928	265 336
1. Depreciation	200 093	194 692
2. Foreign exchange (gains)/losses	27 500	(27 715)
3. Interest and dividends	39 004	104 821
4. (Profit) loss from investing activities	(3 737)	(44 901)
5. Movements in provisions	(22 510)	(7 710)
6. Movements in stock	(164 393)	314 392
7. Movements in debtors	(41 434)	(4 961)
8. Movements in creditors falling due within one year (with the exception of loans)	264 260	(145 831)
9. Movements in prepayments and accruals	(101 329)	(120 164)
10. Other adjustments	16 474	2 713
III. Cash flow from operating activities (I+/-II)	244 842	265 859
B. Cash flow from investing activities		
I. Cash inflows from investing activities	20 680	68 441
1. Sales of intangible fixed assets and tangible fixed assets	5 128	1 282
2. Disposal of real estate investments and intangible fixed assets investments	-	-
3. From financial assets, including:	5 319	66 999
a) in related entities	1 867	11
- sales of financial assets (except short term securities)	-	11
- sales of short term securities	-	-
- dividends and profits	1 854	-
- loans repaid	-	-
- interest received	13	-
- other inflows from financial assets	-	-
b) in other entities	3 453	66 988
- sales of financial assets (except short term securities)	3 424	65 998
- sales of short term securities	-	-
- dividends and profits	-	990
- loans repaid	-	-
- interest received	29	-
- other inflows from financial assets	-	-
4. Other inflows from investing activities	10 233	160
II. Cash outflows from investing activities	(235 111)	(479 090)
1. Purchases of intangible fixed assets and tangible fixed assets	(142 693)	(300 200)
2. Investments in real estate and intangible fixed assets	-	-
3. For financial assets, including:	(4 417)	(93 142)
a) in related entities	(4 417)	(93 142)
- purchases of financial assets (except short term securities)	(4 417)	(93 142)
- purchases of short term securities	-	-
- loans granted	-	-
b) in other entities	-	-
- purchases of financial assets (except short term securities)	-	-
- purchases of short term securities	-	-
- loans granted	-	-
4. Dividend paid to minority shareholders	-	-
5. Other payments	(88 001)	(85 748)
III. Net cash flow from investing activities	(214 431)	(410 649)
C. Cash flow from financing activities		
I. Inflows	635 466	901 259
1. Issuance of shares and other capital instruments, additional payments to capital	-	-
2. Loans	269 521	495 150
3. Issuance of short term securities	365 945	406 109
4. Other inflows	-	-
II. Outflows	(663 046)	(707 677)
1. Redemption of shares	-	-
2. Dividends and other distributions to shareholders	-	-
3. Other than distribution of profit to shareholders payments from profit	-	-
4. Repayment of loans	(195 000)	(354 034)
5. Repurchase of short term securities	(421 985)	(257 383)
6. Other financial liabilities	-	-
7. Finance lease payments	(255)	-
8. Interest paid	(45 806)	(96 260)
9. Other payments	-	-
III. Net cash flows from financing activities (I-II)	(27 580)	193 582
D. Net cash flow (A.III+/-B.III+/-C.III)	2 831	48 792
E. Balance sheet change in cash and cash equivalents	2 831	48 792
- including changes in cash and cash equivalents resulting from foreign exchange	-	(845)
F. Total cash and cash equivalents at the beginning of the period	81 772	99 981
G. Total cash and cash equivalents at the end of the period (F+/- D)	84 603	148 773
- including those of limited availability	11 671	12 699

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

INFORMATION ON PRINCIPLES OF PREPARATION OF THE CONDENSED CONSOLIDATED QUARTERLY REPORT FOR 1Q 2002

1. Rules of preparation of the quarterly report

1.1. Rules of preparation of the quarterly condensed financial statements and condensed comparable financial data.

The condensed consolidated and unconsolidated financial statements presented in this consolidated quarterly report for 1 Q 2002 were prepared in compliance with the Polish Accounting Standards defined by the amended Accounting Act of 29 September 1994 (Journal of Law No 121, pos. 591 with further changes, the "Accounting Act") and the Decree of the Council of Ministers of 16 October 2001 on current and periodic information published by issuers of securities (Journal of Law No 139, pos. 1569 with further changes, the "Decree") and cover the period from 1 January to 31 March 2002.

In order to provide comparability with data presented in the condensed financial statements for 1Q 2002, the financial data presented in quarterly reports for 1Q 2001 was restated.

The financial data presented in the quarterly reports for 1Q 2001 was restated by applying accounting principles, including these concerning financial statements presentation, of the amended Accounting Act retrospectively from 1 January 2001. Changes of the accounting principles introduced by the amendment of the Accounting Act were introduced as adjustments to relevant captions of the condensed financial statements for 1Q 2001 in amount corresponding to proper period. The effect of changes in accounting principles concerning year 2000 and earlier periods was presented as adjustment to retained earnings.

The accounting principles applied by the Company in year 2001 were presented in the published financial statements: unconsolidated and consolidated for the year 2001. The accounting principles applied for financial statements for periods beginning in year 2002, including condensed consolidated and unconsolidated financial statements for 1Q 2002 presented in this quarterly report, are presented in point 1.2 below.

Description and numerical reconciliation of the changes in accounting principles resulting from application of the amended Accounting Act, which materially influenced the net profit and the equity of the Company and the Capital Group is presented in point 1.3 below.

1.2. Accounting policies

The condensed financial statements were presented in accordance with historical cost convention, which was modified in case of:

- tangible fixed assets
- embedded derivatives

in the manner presented below.

Preparation of financial statements requires the Management Board to make estimates and assumptions, which are reflected in these financial statements and description notes to these statements. Actual results may differ form those estimates. Management estimates concern, among the others, provisions, accruals and depreciation rates.

Intangible fixed assets

Intangible fixed assets are recognised if it is probable that in the future they will bring economic benefits, which can be attributed directly to these assets. Initial recognition of the intangible fixed assets is presented at the purchase price or at manufacturing cost. Subsequently the intangible fixed assets are valued at the purchase price or at manufacturing cost less accumulated amortisation and impairment losses. Intangible fixed assets are depreciated in straight-line method over their estimated economic useful life. Goodwill is amortised not longer than 5 years. The correctness of applied periods and depreciation rates are verified at regular intervals, and any necessary adjustments to amortisation charges are made in subsequent periods.

Tangible fixed assets

Tangible fixed assets, excluding land and real estate classified as investments are stated at purchase price or manufacturing cost subject to revaluation less accumulated depreciation and impairment losses. At the moment of disposal or liquidation the purchase price or manufacturing cost and its accumulated depreciation are removed from books and any profit or loss on its disposal is presented in income statement. Land is valued at purchase price less impairment losses.

Costs incurred after a fixed asset is put into operation, such as: overhauls, reviews, maintenance fees influence financial result of the reporting period in which they were incurred. If it is possible to prove that the incurred costs increased the future economic benefits resulting from ownership of the fixed asset exceed the benefits previously assumed, the incurred costs increase the initial value of the fixed asset.

Fixed assets are depreciated in straight-line method over their estimated economic useful life. The correctness of applied periods and depreciation rates are verified at regular intervals, which results in proper adjustments of depreciation charges in subsequent periods.

Low-value assets of estimated useful life below 1 year and cost less than 3.5 thousand zloty are fully expensed when brought into usage.

The impairment losses on a fixed asset, which previously was subject to revaluation, are deducted from the revaluation reserve attributed to given fixed asset. In case the impairment loss exceeds the revaluation reserve attributed to this fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Acquired perpetual leasehold of land and acquired cooperative title to premises are recorded as fixed assets and depreciated over their economic useful life.
Value of land leased perpetually is not presented in balance sheet.

Construction in progress

Construction in progress is recorded at total costs directly attributable to its purchase or manufacture less impairment losses. Construction in progress includes also materials purchased for construction in progress.

Financial lease

Fixed assets used under lease, tenancy agreements or other agreements complying with the criteria set by the amended Accounting Act are treated as fixed assets.

Real estate investments

Real estate investments may comprise of land and real estate, purchased in order to bring benefits such as rent or increase in real estate value. Real estate used to earn the above mentioned economic benefits but not purchased for that purpose are treated as fixed assets.

Investments in subsidiaries

Shares in subsidiaries are presented in unconsolidated financial statements at cost of purchase less impairment losses. In the consolidated financial statement significant subsidiaries are consolidated. Goodwill on consolidation of subsidiaries is calculated as a surplus of the purchase price of shares in the subsidiary over corresponding share in net assets of subsidiary based in their fair value on the date of obtaining control. Goodwill on consolidation of associates is calculated as a surplus of the purchase price of shares in the associate over corresponding share in net assets of associate on the date of obtaining significant influence. Goodwill on consolidation is charged to income statement using straight-line method over period not longer than five years.

Negative goodwill on consolidation of subsidiaries is calculated as a surplus of share in net assets of subsidiary based on their fair value on the day of obtaining control over the purchase price of shares in a subsidiary. Negative goodwill on consolidation of associates is calculated as a surplus of value of share in equity of associate as at the date of obtaining significant influence over the purchase price of shares in associate. Negative goodwill is charged over period calculated as weighted average economic useful life of the depreciatable assets acquired.

Financial instruments

Financial instruments are classified into the following categories:

- held-for-trade financial assets and liabilities,
- loans granted and own receivables,
- financial assets held to maturity,
- financial assets available for sale.

Derivatives and embedded derivatives are also financial instruments.

Financial assets are carried at their fair value (without any deduction for transaction costs which the entity would incur in case of selling the assets) excluding:

a) loans granted and own receivables not available for sale,

b) financial assets held to maturity,

c) financial assets for which market price set on regulated active market does not exist or for which it is unworkable to measure their fair value reliably,

d) hedged financial assets.

Financial assets not valued at their fair value are valued in the following manner:

a) loans granted and own receivables, excluding those held for trading - at the amortised cost, estimated by using effective interest rate regardless if the entity is going to held it until maturity or not,

b) financial assets, for which the maturity is set - at adjusted purchase price estimated by using effective interest rate,

c) financial assets, for which the maturity is not set - at the purchase price.

Financial liabilities are valued at the amortised cost, excluding financial liabilities held-for-sale and derivative liabilities, which are stated at fair value.

Derivatives

Derivatives are not accounted for as hedging instruments and are classified as short term assets and carried at fair value, with any changes to their fair value charged to income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not tightly related to the economic characteristics and risks of the host contract;

- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative,

- the hybrid (combined) instrument is not measured at fair value and changes in its fair value is not charged to net profit or loss.

Embedded derivatives are accounted for in a manner similar to separate derivatives that are not categorised as hedging instruments.

Cash and cash equivalents

Cash includes cash on hand and cash in banks.

Receivables

Receivables are stated at their net realisable value less allowances. Allowances are recognised either based on the analysis of collectibility of receivables from individual debtors or when the contractor goes into bankruptcy or liquidation.

Inventories

Inventories are stated at the lower of purchase price or manufacturing cost and net realisable value. Different types of inventory are valued in weighted average method in a following manner:

Raw materials:	Purchase cost
Semi-finished products and work in progress:	Cost of manufacture
Finished goods:	Cost of manufacture
Goods for resale:	Purchase cost

Indirect costs included in manufacturing costs comprise among others: the part of fixed, indirect production costs, which correspond with level of normal operating capacity utilisation.

Prepayments and deferred costs

Prepayments and deferred costs are expenses relating to periods later than period in which they were incurred. Such deferred costs mainly include: cost of excise duty (concerning inventory of goods), cost of catalysts, cost of insurance, cost concerning patronage agreements and leasing costs.

Equity

Share capital is stated at nominal value, in compliance with the Statutory Regulations of the Parent Company and the relevant entry in the Companies Register.

The capital reserve is generated by profit sharing, transfer of revaluation reserve and share premium.

The revaluation reserve was established as result of the fixed assets revaluation as of 1 January 1995. In case of disposal or liquidation of a fixed asset item, the corresponding part of revaluation reserve is transferred to reserve capital.

Impairment losses on fixed asset, which previously was subject to revaluation, diminishes the revaluation reserve attributed to the fixed asset. If impairment loss exceeds the revaluation reserve attributed to given fixed asset, the difference is expensed in the reporting period in which the impairment loss was recognised.

Formation costs diminish the reserve capital up to the value share premium. The remaining part of formation costs is expensed as financial cost.

Provisions for liabilities

Provisions are set for:

1) certain or highly probable future liabilities, amount of which can be reliably estimated, particularly for losses on economic transactions in progress, including guarantees granted, borrowing transactions, results of legal actions,
2) future liabilities resulting from restructuring, if basing on separate rules the Company is obliged to perform it or binding agreements were concluded and the restructuring plans allow to estimate reliably the value of future liabilities.

The above mentioned provisions are expensed as: other operating costs, financial costs or extraordinary losses, depending on circumstances to which the future liabilities corresponds. Occurrence of the liability for which the provision was set diminishes the provision.

Environmental costs

Provisions for certain or highly probable future liabilities resulting from environment protection are recorded in case of existence of law requirements or existing policy regarding elimination of pollution of environment or harmful items, which costs may be reliably estimated.

Provision for jubilee and retirement bonuses

According to remuneration schemes of the Capital Group companies, employees are entitled to jubilee bonuses upon completion of a certain number of years in service and to retirement allowances paid on retirement. The amount of bonuses depends on employee's average remuneration and length of service. The employees receive also a one–off payments on retirement. Pensions are paid to employees who prove permanent disability to work. The amount of bonuses depends on employee's average remuneration and length of service. The costs of jubilee and retirement/pension bonuses are accrued in the PKN ORLEN Group on a basis of an independent actuarial valuation. According to the amended Accounting Act the provisions for jubilee and retirement bonuses are presented in the balance sheet in caption "Liabilities and provisions for liabilities" as "Pension and similar provisions".

Equity compensation plans costs

Convertible bonds, issued by the Company as the part of the employee compensation plan, are recognised at the moment of granting the employee an option to buy convertible bonds. As of balance sheet date, the fair value of the convertible bonds is recognised as remuneration expense and presented in short term payables. The fair value is estimated on the basis of historical volatility of listed shares and Black-Scholes' model.

Foreign currency transactions valuation

At the balance sheet date assets and liabilities denominated in foreign currencies are recorded as follows:

- assets (excluding stakes in associates accounted for under equity method) – at the call exchange rate applied by the bank which renders services for the company, not higher than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date,
- liabilities – at the put exchange rate applied by the bank which renders services for the company, not lower than average exchange rate set for the given currency by the National Bank of Poland ("NBP") for this date.

Exchange rate differences concerning assets and liabilities denominated in foreign currencies, arising at the date of their valuation and on settlement of receivables and liabilities denominated in foreign currencies are classified respectively to financial gains or expenses and in legitimate cases to purchase price or manufacture costs of fixed assets.

Costs of loans and borrowings are recognised in principle at the moment of incurrence. Costs of loans and borrowings are capitalised only in case if they directly refer to acquisition, construction or manufacture of certain element of assets. Costs of loans and borrowings are capitalised until the element of assets is ready for planned use.

Income, expenses and net profit measurement

Financial result is calculated on matching basis. Income and expenditures are recognized on an accrual basis, that is in the period to which they relate, regardless of the date of payment.

The sales revenues comprise amounts due or received from sales less VAT. Revenues from sales are recognised in situation when it is probable that the Company will receive economic benefits resulting from transactions and when amount of the revenues can be reliably estimated.

Sales of goods and materials is recognised at the moment of delivery, which results in transfer of risk and benefits stemming from ownership of these goods and products.

Sales revenues are stated at selling prices, which include excise tax related to sales of goods and products of the companies of the Capital Group.

The PKN ORLEN Group uses cost accounting both by type and by function. Cost of goods sold includes direct costs of goods and justifiable part of indirect costs. General and administration expenses include costs of the

PKN ORLEN Group's general operations and its management. Selling and distribution costs are the costs incurred in relation with sales of products and goods for resale and include the particularly excise tax related to sale of products of the Capital Group.

Other operating income and expenses include income and expenses not directly related to the core business operations of the Capital Group. Financial income and expenses include the interest on loans and borrowings used up or granted, the foreign exchange differences, commission received or paid and income or expenditure related to the trading of securities and similar items. Extraordinary gains and losses reflect the financial effects of the unusual events not related to the ordinary operations of the Capital Group.

Taxation

Current liabilities resulting from corporate income tax are calculated in accordance with Polish taxation law.

Due to temporary differences between value of total assets stated in the books and their tax value companies of the Capital Group set up provisions and recognise assets resulting from deferred tax.

Deferred tax assets are set in the amount of future expected tax deduction due to negative temporary differences, which will lower in the future basis for income tax calculation, set in line with prudent valuation principle.

Deferred tax provision is set in the amount of income tax due in the future, due to positive temporary differences, which are differences, which will increase basis for income tax calculation in the future.

The amount of deferred tax asset and provision is set basing on income tax rates binding in the year of occurrence of income tax liability.

Deferred tax asset and provision can be netted off if there is authorisation to taking them into account simultaneously for the purpose of tax liability calculation.

Deferred tax asset and provision resulting from operations settled with equity are also reflected on equity.

Related party transactions

According to the amended Accounting Act transactions between related parties, which are: the dominant company or significant investor, subsidiaries and associates presented in the financial statement. Associates in case of the Capital Group are all entities directly or indirectly associated as well as direct or indirect subsidiaries not included in the consolidated financial statements.

1.3. Description and quantification of influence of changes in accounting principles resulting from application of the amended Accounting Act, which materially influenced the net profit and equity

Unrealised foreign exchange gains

Unrealised foreign exchange gains are recorded as financial income of the reporting period in which the change of foreign exchange rate occurred. According to the Accounting Act before the amendment the differences were accounted for as deferred income.

Valuation of assets and liabilities as at balance sheet date

At the balance sheet date assets and liabilities are valued in the manner presented in point 1.2. According to the Accounting Act before amendment the above items were valued at the average exchange rate set by NBP for the balance sheet date.

Financial lease

Fixed assets used under lease, rent or other agreement meeting proper criteria of the amended Accounting Act agreement are accounted for as fixed assets. According to the Accounting Act before amendment the above items were not included in assets.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Embedded derivatives

Embedded derivatives are separated form contracts and treated as standalone derivatives in the manner presented in point 1.2. Accounting Act before amendment did not referred to the embedded derivatives. Due to this fact the embedded derivatives were not separated.

Equity compensations plans costs

Convertible bonds issued by the Company under the equity compensations plans are accounted for in the manner presented in point 1.2. Before the amendment to the Accounting Act had been introduced the result of granting the right to purchase the bonds was not presented.

Reconciliation between consolidated equity presented in the financial statements for the year 2001 and net profit presented in the quarterly consolidated report for 1Q 2001 and comparable data presented in this consolidated quarterly financial statement.

Consolidated equity – consolidated report for the year 2001	7,419,130
Foreign exchange gains	115,530
Changes resulting from assets and liabilities valuation	(15,100)
Embedded derivatives valuation	24,143
Equity compensations plans costs	(18,865)
Share of minority shareholders in the additional equity	(2,631)
Other adjustments	2,050
Deferred tax on adjustments	(23,118)
Consolidated equity – comparable data for the year 2001	7,501,139

Consolidated net profit – consolidated quarterly report for 1Q 2001	10,384
Foreign exchange gains	10,298
Changes resulting from assets and liabilities revaluation	10,900
Embedded derivatives valuation	6,312
Share of minority shareholders in the additional equity	(1,319)
Other adjustments	(3,447)
Deferred tax on adjustments	(6,877)
Consolidated net profit – comparable data for 1Q 2001	26,251

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Reconciliation between equity of the Dominant Company presented in the unconsolidated financial statements for the year 2001 and net profit of the Dominant Company presented in the quarterly report for 1Q 2001 and comparable data presented in these consolidated quarterly financial statement, comprising condensed unconsolidated financial statements of the Dominant Company for 1Q 2002.

Equity – unconsolidated report for the year 2001	6,859,092
Foreign exchange gains	105,117
Changes resulting from assets and liabilities valuation	(15,100)
Embedded derivatives valuation	23,558
Equity compensations plans costs	(18,865)
Other adjustments	2,793
Deferred tax on adjustments	(24,209)
Equity – comparable data for the year 2001	6,932,386

Net profit – quarterly report for 1Q 2001	(15,712)
Foreign exchange gains	4,112
Changes resulting from assets and liabilities revaluation	10,900
Embedded derivatives valuation	6,880
Other adjustments	(256)
Deferred tax on adjustments	(5,401)
Net profit – comparable data for 1Q 2001	523

1.4. Principles of calculation of the selected financial data denominated in EURO

Selected financial data has been recalculated to EURO according to the following principles:

- balance sheet items - on the basis of the average rates published as of 31 March 2002 – 3,6036 zloty/ EURO,
- income statement and cash flow items for 1Q 2002 – on the basis of the rate, which is the simple average of average rates, stated by National Bank of Poland for the last day of each month of the period from 1 January to 31 March 2002 – 3,6125 zloty/ EURO.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Unconsolidated subsidiaries and associates in 1Q 2002

No.	Name and location	Activity	Percentage of share capital owned	Share in total votes on General Meeting of Shareholders	Revenue (net sales and financial income)	% revenue of PKN ORLEN	Total assets as at 31 March 2002	% Total assets of PKN ORLEN
1.	ORLEN Sportowa S.A. – Plock	Sport activity	100.00%	100.00%	7,906	0.15%	7,025	0.06%
2.	SAMRELAKS Machocice Sp. z o.o. – Machocice Kapitulne	Hotels and motels with restaurants	100.00%	100.00%	425	0.01%	1,330	0.01%
3.	ZAWITAJ Swinoujscie Sp. z o.o. - Swinoujscie	Hotels and motels with restaurants	100.00%	100.00%	124	0.00%	251	0.00%
4.	ORLEN Ochrona Sp. z o.o. – Plock	Guard services	100.00%	100.00%	7,492	0.14%	6,975	0.06%
5.	CPN Serwis Kielce Sp. z o.o. – Kielce	Maintenance services	100.00%	100.00%	448	0.01%	519	0.00%
6.	Z.W. Mazowsze Leba-Ulinia Sp. z o.o. – Leba	Resting and recreation activity	100.00%	100.00%	114	0.00%	3,119	0.03%
7.	CPN Serwis Gdansk Sp. z o.o. – Gdansk	Maintenance services	100.00%	100.00%	823	0.02%	891	0.01%
8.	Zaklad Urzadzen Dystrybucyjnych Sp. z o.o. – Opole	Production and services	99.89%	99.89%	3,203	0.06%	4,930	0.04%
9.	CPN Serwis Slupsk Sp. z o.o. – Slupsk	Maintenance services	99.76%	99.76%	1,028	0.02%	2,693	0.02%
10.	CPN Serwis Nowa Wies Wielka Sp. z o.o. – Nowa Wies Wielka	Maintenance services	99.32%	99.32%	874	0.02%	1,775	0.01%
11.	Petromot Sp. z o.o. – Kedzierzyn-Kozle	Maintenance and trade of cars	97.56%	97.56%	*	*	*	*
12.	CPN Serwis Rzeszow Sp. z o.o. – Rzeszow	Maintenance services	97.26%	97.26%	680	0.01%	1,085	0.01%
13.	CPN Serwis Lodz Sp. z o.o. – Lodz	Maintenance services	97.25%	97.25%	496	0.01%	1,267	0.01%
14.	CPN Serwis Podlasie Sp. z o.o. – Bialystok	Maintenance services	89.67%	89.67%	571	0.01%	825	0.01%
15.	CPN Serwis Mazowsze Sp. z o.o. – Warszawa	Maintenance services	88.50%	88.50%	3,847	0.07%	3,316	0.03%
16.	D.W. Mazowsze Jaszowiec Sp. z o.o. – Ustron Jaszowiec	Resting and recreation activity	86.00%	86.00%	267	0.01%	1,608	0.01%
17.	CPN Serwis Wroclaw Sp. z o.o. – Wroclaw	Maintenance services	83.31%	83.31%	1,288	0.02%	2,338	0.02%
18.	CPN Serwis Krakow Sp. z o.o. – Krakow	Maintenance services	83.20%	83.20%	808	0.02%	766	0.01%
19.	BHT Dromech S.A. – Warszawa	Production	81.14%	81.14%	**	**	**	**
20.	CPN Serwis Kedzierzyn-Kozle Sp. z o.o. – Kedzierzyn–Kozle	Maintenance services	80.00%	80.00%	390	0.01%	542	0.00%
21.	CPN Serwis Szczecin Sp. z o.o. – Szczecin	Maintenance services	78.09%	78.09%	633	0.01%	1,085	0.01%
22.	CPN Serwis Zachod Sp. z o.o. – Nowa Sol	Maintenance services	74.31%	74.31%	1,405	0.03%	2,115	0.02%
23.	CPN Marine Service Gdansk Sp. z o.o. – Gdansk	Duty store; production, trade	70.00%	70.00%	633	0.01%	342	0.00%
24.	Centrum Edukacji Sp. z o.o. – Plock	Education and training services	69.43%	69.43%	1,290	0.02%	2,131	0.02%
25.	CPN Serwis Katowice Sp. z o.o. – Katowice	Preventing and curing, resting and recreation activity	55.00%	55.00%	786	0.01%	1,029	0.01%
26.	ORLEN Petrogaz Nowa Brzeznica Sp. z o.o.	LPG distribution center	52.00%	52.00%	**	**	**	**
27.	Petromor Sp. z o.o. – Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	51.31%	51.31%	188	0.00%	2,758	0.02%
28.	CPN Serwis Poznan Sp. z o.o. – Poznan	Trade of petrochemical products and services	51.00%	51.00%	953	0.02%	1,315	0.01%

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Unconsolidated subsidiaries and associates in 1Q 2002

29.	ORLEN Morena Sp. z o.o. - Gdansk	Wholesale of automotive spare parts and accessories, retail and wholesale of fuels	50.48%	50.48%	23,960	0.46%	17,250	0.14%
30.	Przedsiebiorstwo Rolne Agro – Azoty II – Wloclawek Sp. z o.o. Laka k.Koszalina	Agricultural trading	100.00%	100.00%	437	0.01%	2,098	0.02%
31.	Zakladowa Straz Pozarna Sp. z o.o. – Trzebinia	Fire fighting services	99.97%	99.97%	836	0.02%	2,026	0.02%
32.	Sanatorium Uzdrowiskowe „Krystynka" Sp. z o.o. – Ciechocinek	Preventing and curing, resting and recreation activity	97.86%	97.86%	325	0.01%	2,610	0.02%
33.	Raf-Sluzba Ratownicza Sp. z o.o. – Jedlicze	Fire fighting and rescue services	88.19%	88.19%	765	0.01%	526	0.00%
34.	Petromont Sp. z o.o. – Niemce	Trade and building services	85.00%	85.00%	333	0.01%	510	0.00%
35.	Ran- GGC Sp. z o.o. – Gdansk	Used oil collection	80.63%	80.63%	19	0.00%	90	0.00%
36.	Przedsiebiorstwo Gazyfikacji Bezprzewodowej PEBEGE S.A. - Plock	Gas trading and distribution	80.00%	80.00%	830	0.02%	950	0.01%
37.	MEDILOGISTYKA Sp. z o.o.	Medical, consumption, industrial and pharmaceutical goods wholesale and retail trading Trade	80.00%	80.00%	22	0.00%	63	0.00%
38.	PetroUkraina Ltd Sp. z o.o. – Lwow (Ukraina)	Trade	80.00%	80.00%	*	*	*	*
39.	NTVK – Wilno (Litwa)	Trade	76.00%	76.00%	*	*	*	*
40.	Medikor Sp. z o.o. – Jedlicze	Services and trade activities, medical supervising of work environment and sanitation	73.33%	73.33%	149	0.00%	168	0.00%
41.	Raf- Ochrona Sp. z o.o. – Jedlicze	Guard services	67.13%	67.13%	357	0.01%	293	0.00%
42.	VARIA S.A. – Warszawa	Transport and spedition services, wholesale and retail trade	62.50%	62.50%	4,094	0.08%	5,333	0.04%
43.	Wspolne Ukrainsko-Polskie Przedsiebiorstwo w formie Sp. z o.o. PETRO-UKRAINA– Lwow (Ukraina)	Trade	62.00%	62.00%	**	**	**	**
44.	Ran-Flex Sp. z o.o. – Kielce	Used oil collection	52.00%	52.00%	723	0..01%	285	0.00%
45.	Ran-Starol Sp. z o.o. – Katowice	Used oil collection	51.00%	51.00%	1,079	0.02%	640	0.01%
46.	Ran-Sigma Sp. z o.o. – Walbrzych	Used oil collection	51.00%	51.00%	781	0..01%	402	0.00%
47.	Ran-Ole-Par Sp. z o.o. – Lodz	Used oil collection	51.00%	51.00%	163	0.00%	126	0.00%
48.	Ran-Oil Sp. z o.o. – Tarnow	Used oil collection	51.00%	51.00%	380	0.01%	679	0.01%
49.	Ran-Akant Sp. z o.o. – Lublin	Used oil collection	51.00%	51.00%	169	0.00%	61	0.00%
50.	Ran-Petromex Sp. z o.o. – Opole	Used oil collection	51.00%	51.00%	210	0.00%	46	0.00%
51.	Ran-Kiczmer Sp. z o.o. – Pisarzowice	Used oil collection	51.00%	51.00%	493	0.01%	398	0.00%
52.	Ran-Dickmar Sp. z o.o. – Tarnobrzeg	Used oil collection	51.00%	51.00%	750	0.01%	673	0.01%
53.	Ran-Akses Sp. z o.o. – Szczecin	Used oil collection	51.00%	51.00%	366	0.01%	158	0.00%
54.	Ran-Watt Sp. z o.o. – Torun	Used oil collection	51.00%	51.00%	**	**	**	**
55.	Ran-Mega Sp. z o.o. – Gliwice	Used oil collection	51.00%	51.00%	821	0.02%	958	0.01%
56.	Motell Sp. z o.o. – Morawica	Catering and hotel services	35.00%	35.00%	1,393	0.03%	1,308	0.01%

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Unconsolidated subsidiaries and associates in 1Q 2002

57.	Ship-Service S.A.	Rendering services of ships in harbours, reloading and storage of goods. .	30.43%	25.82%	40,942	0.78%	33,308	0.27%
58.	Petro-Oil CZ s.r.o. – Brno Prikop (Czechy)	Production, sales, services in oil industry	49.00%	49.00%	12	0.00%	205	0.00%
59.	Ran-Bialy Sp. z o.o. – Bialystok	Used oil collection	46.70%	46.70%	116	0.00%	145	0.00%
60.	Piast Sp. z o.o. – Krakow	Fuels trading	40.00%	40.00%	12,220	0.23%	11,647	0.09%
61.	Petro-Oil Seewax Sp. z o.o. – Sulejowek	Trade and services in oil industry	25.00%	25.00%	7,490	0.14%	9,354	0.08%
62.	Petro-Oil Podlaskie Centrum Sprzedazy Sp. z o.o. – Bialystok	Production, trade and services activities	24.00%	24.00%	3,662	0.07%	4,864	0.04%
63.	Petro-Oil Zachodniopomorskie Centrum Sprzedazy Sp. z o.o. - Szczecin	Production, trade and services	24.00%	24.00%	3,167	0.06%	4,472	0.04%
64.	Petro-Oil Dolnoslaskie Centrum Sprzedazy Sp. z o.o. (dawniej Petro-Oil Buwar Sp. z o.o.) – Legnica	Production and trade of petrochemical products	24.00%	24.00%	4,095	0.08%	5,296	0.04%
65.	Petro-Oil Pomorskie Centrum Sprzedazy Sp. z o.o. – Gdansk	Trade and services activity	24.00%	24.00%	4,798	0.09%	7,004	0.06%
66.	Petro-Pak S.A. – Mielec	Production, sales and services	20.00%	20.00%	-	0.00%	91	0.00%
67.	RAF-Uniwersal Sp. z o.o. – Jedlicze	Trade and services activity	20.00%	20.00%	585	0.01%	360	0.00%
	Total					**2.91%**		**1.35%**

* No financial data as at 31 March 2002

** Entity under liquidation

On the basis of Accounting Act, due to insignificance of amounts presented in the above entities' financial statements, these entities were not consolidated.

DESCRIPTION OF CAPITAL GROUP OPERATIONS IN THE 1Q OF 2002 AND DETAILS OF FACTORS AND EVENTS HAVING A MATERIAL INFLUENCE ON THE FINANCIAL RESULTS.

At the end of 1Q 2002 the Capital Group PKN ORLEN S.A. comprised:
- 114 subsidiaries, directly or indirectly controlled by PKN ORLEN S.A.,
- 29 associates, on which PKN ORLEN S.A. has direct or indirect significant influence.

In comparison to the end of 1Q 2001 there was an increase in number of subsidiaries and associates from 137 to 143.The number of consolidated companies in 1Q 2002 comprised of 74.
The most crucial influence on results reached by the Group still have results of the Dominant Company. In 1Q 2002 the unfavourable influence of external reasons was partly reduced by effective actions taken within the Company.

The results of the 4Q of 2001 of the Capital Group PKN ORLEN S.A. were most significantly affected by the following external reasons that had influence over the Parent Company:

- lower refining margin quotation on Gasoline by 49%, Diesel by 44% and by 57% for Ekoterm ,
- decrease in refining margins in 1Q 2002 (0.52 USD/bbl) in relation to 1Q 2001 (2.79 USD/bbl) by 81% computed on basis of Ural crude oil according to quotations in the Western Europe (Merril Lynch's report),
- stable USD average exchange year on the level of 4.09 zloty/USD,
- increase in total sales volume by 5.1%,
- increase in sales volume of light products by 5.0%,
- increase of sales volume in motor fuels in retail by 12.3%,
- favourable changes in production structure aiming at increase in share of highly effective products.

Moreover the effect of profit on sales decrease which occurred in 1Q 2002 resulting from method of stock valuation applied by the Company (delay in transferring the changes in crude oil prices to the final goods prices) did not occur in 1Q 2002.

In 1Q 2002 sales of motor fuels, liquid gas and light heating oil amounted to 2,006,636 tonnes and was higher than realised in the corresponding period by 95,364 tonnes. The retail sales of motor fuels (gasoline, diesel, LPG) in 1Q 2002 amounted to 623,345 thousand litres and was higher than sales in the corresponding period of previous year which is presented in the below table:

Sales volume of light products in PKN ORLEN S.A.	1Q 2001	1Q 2002	Change (%)
			1Q 2002/ 1Q 2001
Wholesale of light products, including:	**1 382 397**	**1 413 893**	**102.28%**
- gasoline (tonnes)	445 911	429 396	96,30%
- Diesel (tonnes)	456 438	526 837	115.42%
- Ekoterm (tonnes)	480 048	457 660	95.34%
Retail sales of fuels, including:	**554 995**	**623 345**	**112.32%**
- gasoline (thousand litres)	360 122	382 507	106.22%
- Diesel (thousand litres)	182 206	217 628	119.44%
- LPG (thousand litres)	12 667	23 210	183.23%

The above reasons shaped the Company's and the Capital Group's results on the considerably more favourable level than in the comparable period of the previous year. The results of 1Q 2001 are different than presented in previous periods in order to provide comparability after including changes resulting from the new accounting principles in the results of the current period. The changes concern such items as: unrealised foreign exchange gains, valuation of monetary assets and liabilities denominated in foreign currencies at the balance sheet date,

embedded derivatives, financial lease. According to comparable data the results of the Capital Group in comparison to the Dominant Company were as follows:

in PLN '000

Items	1Q 2001		PKN's share in the Group	1Q 2002		PKN's share in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil processing ('000 tonnes)	2,988	2,845	95.2	3,180	3,045	95.8
Sales revenue	5,796,488	5,427,675	93.6	5,763,988	5,230,025	90.7
Profit on sales	56,822	27,973	49.2	197,983	144,145	72.8
Operating profit	74,857	48,199	64.4	182,809	117,056	64.0
Profit (loss) before taxation	40,475	16,812	41.5	110,504	49,923	45.2
Net profit (loss)	26,251	523	2.0	68,668	30,914	45.0

In 1Q 2002 the companies of the Capital Group processed 3,180 thousand tonnes of crude oil, that is by 6.4% more than in the corresponding period of the previous year.
Profit on sales earned in 1Q 2002 by the Capital Group amounted to PLN 197,984 thousand and was higher than the result generated in 1Q 2002 by 141,162 thousand PLN. Besides results of the Dominant Company the most considerable influence on Group's profit had the results of Rafineria Trzebinia S.A. and Anwil S.A.

Net profit of the Group amounted to PLN 68,668 thousand and is by 161.6% higher then profit of the corresponding period in the previous year. Decrease in share of net profit of the Group generated by the Company (from 72.8% in profit on sales to 45% in net profit) results primarily from changes in the Accounting Act concerning foreign exchange differences (valuation of foreign currency loan).

Under Bonds Issuance Program in 1Q 2002 the Dominant Company completed 8 issuances of total value PLN 330 million:

issuance 1. PLN30 m (BH),
issuance 2. PLN50 m (PKO),
issuance 3. PLN50 m (BRE),
issuance 4. PLN50 m (BRE),
issuance 5. PLN50 m (BH),
issuance 6. PLN50 m (PKO),
issuance 7. PLN50 m (BRE).

In 1Q 2002 no other events than mentioned above having significant influence on financial results of the Capital Group have occurred.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

MOST IMPORTANT EVENTS FOR THE PERIOD FROM 1 JANUARY 2002 TO THE DAY OF PREPARATION OF THIS REPORT EARLIER REPORTED IN THE CURRENT REPORTS

1. On 3 January 2002 PKN ORLEN entered into a service agreement with the U.K. based company KBC Process Technology Ltd. The agreement follows the Profit Improvement Program ("PIP") carried out during the year 1999-2001 and will be realised throughout 2002. The PIP's objective was generation and implementation of the processing improvements aimed at lowering of the production costs by USD 0.40 per barrel of processed crude. The Program's results have been fully achieved. The new service agreement foresees production costs to be lower by USD 0.10 - 0.15 per barrel of processed crude.

2. On 4 January 2002, the Management Board of PKN ORLEN informed that Fitch Ratings Limited ("Fitch") has assigned rate BBB for long term liabilities and F3 for short term liabilities to PKN ORLEN. It is the highest rating attributed to a Polish manufacturing company. The ratings reflect PKN ORLEN's strong market position, relatively low debt levels and strong coverage ratios, as well as recent refinery restructuring, which makes it one of the region's best-equipped facility. The ratings also point to the fact that PKN ORLEN intends to spin-off its production of polymers into JV with global polyolefin leader Basell NV. This investment results in a reduction of risks associated with expansion of petrochemical production in PKN ORLEN. The Fitch's rating also reflects the absence of exploration and production operations in PKN ORLEN's business profile, as well as the reliance on only one refining complex.

3. On 4 January 2002 PKN ORLEN entered into an agreement with ABB Lumus Global GmbH with its head office in Mainz-Kastel (Germany) for comprehensive intensification of Ethylene Cracker II in Plock's complex. The investment will allow increased ethylene production from 360 thousand tonnes per year to 660 thousand tonnes per year and increased propylene production from 130 thousand tonnes per year to 315 thousand tonnes per year. The investment is planned to be completed by the end of 2004. By this time the current production level of ethylene and propylene will not be disrupted by investing activities. The final stage of the intensification will be performed during scheduled overhaul of the existing cracker at the end of 2004. The estimated value of the contract is PLN 650 m.

4. On 7 January 2002 the Management Board of PKN ORLEN S.A. announced that PKN ORLEN's retail sales by volume were as given below:
   - 4Q 2001 vs. 4Q 2000 - 106%;
   - 2 half of the year 2001 vs. 2 half of the year 2000 - 104.7%;
   - 2 half of the year 2001 vs. 1 half of the year 2001 - 117%

   In 2001 estimated throughput of crude oil was 12.2m t, white products yield reached 80%, i.e. 2% more than in year 2000. Production of gasoline was 3.18m t, diesel oils 2.8m t, and Ekoterm - light heating oil 1.87m t.

5. On 22 January 2002 PKN ORLEN entered into a technical service agreement with SHELL Global Solutions International B.V. with its head office in Hague (the Netherlands). The agreement is aimed at implementation profit improvement programme by reducing refining maintenance costs and optimising plant utilisation timing. The Agreement shall remain in force until the completion of the service but not longer than 1 August 2005. It is expected to bring savings of about PLN 100m a year after three year period.

6. On 23 January 2002 the Management Board of Polski Koncern Naftowy ORLEN S. A. announced changes to the Agenda of the Extraordinary General Meeting of Shareholders of PKN ORLEN and agenda described in point 4 has been extended with the following: "Passing of resolutions concerning appropriate approvals for the formation of the joint venture with Basell Europe Holdings BV and contribution of the polymer complex as a self operating part of PKN ORLEN".

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

7. On 25 January 2002 the Management Board of PKN ORLEN S.A. informed that Rafineria Trzebinia S.A. following an inspection by the Polish Tax Authorities has been charged with underpaying excise tax, VAT which together with interest charges amounted to PLN 113.6m. The Polish Tax Authorities has questioned the level of allowance for excise tax relating to Rafineria Trzebinia's production of diesel oil containing a component derived from the processing of used oils.The Management Board of Rafineria Trzebinia is currently reviewing the charges and has lodged an appeal to the Fiscal Office in Krakow and has also applied to suspend the execution of decision of Polish Tax Authorities. There were similar proceedings against Rafineria Nafty Jedlicze S.A. and was resolved in the company's favour. PKN ORLEN is owner of 77.06% of shares of Rafineria Trzebinia S.A.

8. On 8 February 2002 the Supervisory Board of PKN ORLEN dismissed Andrzej Modrzejewski from the position of President of the Management Board of PKN ORLEN. The dismissal was said to be due to decrease of his ability to manage the Company, lost confidence of major shareholders as well as substantially deteriorating financial results. The Supervisory Board also announced that its decision has nothing in common with media reports on taking for questioning of Andrzej Modrzejewski by prosecution body on 7 February 2002. The Supervisory Board of PKN ORLEN also dismissed Jaroslaw Tyc from his position as Vice-President of the Management Board of PKN ORLEN and Retail Sales Director following the motion by the Ministry of the State Treasury dated 8 February 2002 to execute such a dismissal under § 9, art. 1, point 3 of the Company's Statut. The Supervisory Board of PKN ORLEN also dismissed Andrzej Dretkiewicz from his position as a member of the Management Board of PKN ORLEN and Wholesale and Logistics Director. On 8 February 2002 the Supervisory Board of PKN ORLEN appointed: Zbigniew Wrobel as CEO and President of the Management Board, Slawomir Golonka as Vice-President of the Management Board and Andrzej Macenowicz as a Member of the Management Board.
   As a result of appointment of Golonka as Vice-President of the Management Board he has in consequence resigned his position on the Supervisory Board of PKN ORLEN. On 8 February 2002 The Ministry of the State Treasury appointed Grzegorz Mroczkowski in his place.

9. On 11 February 2002 the Management Board of Polski Koncern Naftowy ORLEN S.A. informed that following Rafineria Trzebinia's appeal on 25 January 2002, the Chrzanow Tax Office on 7 January 2001 has temporarily suspended proceedings on charges of tax, VAT and excise tax (total PLN 113.6 m.), until the appeal that has been lodged with the Fiscal Office in Krakow has been considered.

10. On 13 February 2002 the Supervisory Board of PKN ORLEN agreed on planned constitution of joint venture company with Basell Europe Holdings B.V. in the form of commercial law company and contribution in-kind to acquire a stake in the JV.
    The final decision about constitution of the joint venture company will have to be accepted by the General Meeting of Shareholders of PKN ORLEN S.A. on 21 February 2002.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

11. On 21 February 2002 the General Meeting of Shareholders of PKN ORLEN was held and 25 resolutions where passed. Besides ordinary resolutions, following were passed:
    - concerning appropriate approvals for the formation of the joint venture with Basell Europe Holdings BV and contribution of the polymer complex as a self operating part (including real estate) of PKN ORLEN. The Extraordinary General Meeting of Shareholders also approved disposal of these real estate (ownership or perpetual leasehold of land and ownership of real estate located on that land) in the form of its contribution to JV as a self-operating part of the Company. If till the 30 June 2002 the Company will not sign an agreement concerning formation of JV on conditions approved by the Management Board above approvals will no longer be valid.
      Agreements mentioned above were approved under condition that the Supervisory Board will give positive opinion regarding the content of negotiated agreements.
    - concerning dismissal from the Supervisory Board of the following persons:
        - Jerzy Idzik
        - Marcin Gizewski
        - Marek Wasowicz
        - Kalina Grzeskowiak-Gracz
        - Stanislaw Kondracikowski
        - Aleksander Olas
        - Szczepan Targowski

    appointing at the same time following persons:
        - Edward Grzywa
        - Andrzej Kratiuk
        - Maciej Gierej
        - Krzysztof Kluzka
        - Ryszard Lawniczak
        - Krzysztof Szlubowski
        - Jan Waga
    - concerning approval for disposal of :
        - self-operating parts of the Company (30 ZPNs – warehouses of fuels)
        - property related to the part of ZPN in Kielce to VISPOL International Ltd. sp. z o.o.

12. On 21 February 2002 Supreme Court announced the decision concerning case number I CKN 1041/99, where it turned down the appeal of the Office for the Protection of Competition and Consumers and Polish Chamber of Liquid Fuels from the decision of Anti-trust court in Warsaw dated 23 June 1999. Anti-trust court annulled the decision of the Office for the Protection of Competition and Consumers dated 11 December 1999 ordering Petrochemia Plock S.A. (now PKN ORLEN S.A.) to stop its practice of selling fuel for the same price in Plock and in Sales Offices of PKN ORLEN). The Court indicated that besides the facts that PKN ORLEN holds dominant position on fuel market and it operates on production, wholesale and retail market, the way PKN ORLEN establishes its wholesale prices complies with anti-trust law.

13. On 22 February 2002 PKN ORLEN S.A. signed an agreement on purchase of 6,000 shares of Przedsiebiorstwo Uslug Morskich Ship-Service S.A. As a result of transaction PKN ORLEN S.A. will reach 30.4% of the share capital of the company and 25.8% of number of votes at the General Meeting of Shareholders.

14. On 27 February 2002 the Management Board of PKN ORLEN S.A. informed that The Bank of New York decreased possessed number of shares of PKN ORLEN S.A. by 2.19%. On 6 February 2002 The Bank of New York held 106,282,258 shares of PKN ORLEN S.A., which gave 25.29% of votes at the General Meeting of Shareholders.
    On 26 February 2002 The Bank of New York held 97,077,976 which gives right to 97,077,976 votes on the General Meeting of Shareholders, that represents 23.10% of share capital and the same amount of votes at the General Meeting of Shareholders.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

15. The Supervisory Board of PKN ORLEN S.A. on the meeting held on 7 March 2002 changed the composition of the Management Board of the Company, decreasing the number of its members from seven to five persons. Currently the Management Board will conduct its duties through: President and four Vice-presidents.
Following the 7 March 2002 the Supervisory Board dismissed Czeslaw Bugaj from the position of Member of Management Board Director of Production, Wladyslaw Wawak from position of Member of Management Board Director of Development and Technology, Wojciech Weiss from the position of Member of Management Board Director of Human Resources and Restructuring. All dismissed Members of Management Board received an offer of high positions in the Company. The Supervisory Board did not state the reasons for dismissal of above persons from the Management Board of PKN ORLEN S.A.
On 7 March 2002 appointed Janusz Wisniewski as a Vice-President of Management Board of PKN ORLEN S.A. Additionally, the Supervisory Board of PKN ORLEN S.A. appointed Andrzej Macenowicz, acting till now as Member of Management Board, on a position of Vice-President of Management Board. Currently the Management Board of PKN ORLEN S.A. consists of 5 persons.
The Management Board consists presently of 5 persons:
   - Zbigniew Wrobel - President
   - Krzysztof Cetnar - Vice-President
   - Slawomir Golonka- Vice-President
   - Andrzej Ernest Macenowicz- Vice-President
   - Janusz Wisniewski - Vice-President

16. On 13 March 2002 the Management Board of PKN ORLEN S.A. on the request of President gave the management and control of certain areas of business activities to following persons appointed by the Supervisory Board on positions of Vice-Presidents of PKN ORLEN S.A.

   - Slawomir Golonka- Vice-President Sales
   - Krzysztof Cetnar - Vice-President and CFO
   - Janusz Wisniewski - Vice-President Development and Production
   - Andrzej Ernest Macenowicz- Vice-President Human Resources and Management Systems

   The President of Management Board Zbigniew Wrobel is responsible for creation and implementation of strategies acting as CEO.
   The Management Board decided to start procedure aiming at change of Organizational Regulation Framework in order to adjust its content to current division of functions and competences.

17. On 18 March 2002 the Company was informed, that Emerging Markets Growth Fund. Inc. („EMGF") from Los Angeles, USA, possessed 20,932,800 shares of PKN ORLEN S.A., constituting to 4.98% of total number of votes on the General Meeting of Shareholders.

18. On 19 March 2002 PKN ORLEN S.A. declared acquiring 3,000 shares of Petrogaz Plock S.A. located in Plock worth PLN 1,000 each, due to increase in share capital from PLN 21,823 thousand by PLN 3 m. to the amount PLN 24,823 thousand. The increased capital will be covered by non-cash contribution in form of 16,000 stakes in ORLEN Petrogaz Wroclaw Sp. z o.o. located in Wroclaw of total par value PLN 1,600 thousand and 140 stakes in Petrogaz Lapy located in Lapy of total par value PLN 1,400 thousand, the book value of the disposed shares is equal to par value.
PKN ORLEN S.A. owns 100% of shares in ORLEN Petrogaz Plock Sp. z o.o. Until disposal of the shares the Company possessed 51.61% of shares of ORLEN Petrogaz Wroclaw Sp. z o.o. (the remaining 48.39% is owned by Eco-Gaz Sp.z o.o.) and 39.55% of Petrogaz Lapy Sp. z o.o.(the remaining part is owned by: ORLEN Petrogaz Plock Sp. z o.o.- 50.84% and Zaklad Naprawy Taboru Kolejowego Lapy S.A. – 9.61%). After the increase the Company will not possess any shares of ORLEN Petrogaz Wroclaw Sp. z o.o. and Petrogaz Lapy Sp. z o.o. The transaction was performed as a part of the restructuring program of the Group including LPG distribution.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

19. On 25 March 2002 the Regional Court for Krakow - Srodmiescie in Krakow, XI Economic Department of Domestic Court Register, registered increase in share capital of Petro-Oil Sp. z o. o. Before capital injection the share capital of Petro-Oil Sp. z o. o. amounted to 14 million zloty and was increased by 29,558 stakes of 1,000 Zloty each, to the value of 43,558 thousand zloty. Shares in the increased capital were covered fully by Rafineria Trzebinia S.A. in form of contribution in kind (lubricating oils department) worth PLN 23 719 thousand and in cash of PLN 5,839 thousand. Finally the share capital of Petro-Oil Sp. z o.o.amounts to PLN45,558 thousand and is divided into 43,558 stakes of 1,000 Zloty each. Present stake of Rafineria Trzebinia S.A. in the company amounts to PLN 32,921 thousand, which gives 75.58 % of the total votes at the General Shareholders Meeting.
The other shares are owned by:
    - Rafineria Nafty Jedlicze S.A. 7.71%
    - Rafineria Czechowice S.A. 7.71%
    - PKN ORLEN S.A. 9.00%

    Each stake gives right to one vote on the Shareholders' Meeting.
    The company business activities is production and sales of lubricating oils.
    Net book value of assets of Rafineria Trzebinia S.A. contributed to increase share capital of Petro-Oil Sp. z o.o. amounts to PLN 22,723 thousand plus PLN 5,839 thousand in cash. Net book value which will be recorded in books of Petro-Oil Sp. z o.o. is 23,719 and was calculated in discounted cash flow method plus PLN 5,839 thousand in cash. The contribution in kind results from program of oil activities consolidation in the Group.

20. The Bank of New York decreased number of PKN ORLEN S.A. shares owned by 2.03%. On 26 February The Bank of New York possessed 97,077,976 shares of the Company, which was equal to 23.01% of votes on the General Meeting of Shareholders.
    As at 23 April 2002 The Bank of New York possessed 88,529,062 shares of PKN ORLEN S.A., giving 88,529,062 votes on the General Meeting of Shareholders, which constitutes 21.07% of share capital and votes on the General Meeting of Shareholders.

21. On 5 May 2002 in the afternoon on the grounds of Rafineria Trzebinia S.A. a small amount of crude oil in storage container ignited. According to preliminary findings the reason of the fire was a thunderstorm. No people were hurt. Despite of fire of one of the fuel storage tanks, the refinery operates without any interruption. Examinations proved that no environmental pollution has been detected at the adjacent area. Situation if fully under control and the danger does not exist any longer. The reasons of the fire is being investigated by a special board. The incurred losses are being estimated, preliminary they are estimated at PLN 8 m. Rafineria Trzebinia belongs to the Capital Group . The Company owns 77.07% of its shares. According to the insurance policy of PKN ORLEN S.A. all devices and installations of the Company and the Group are insured. The damages will be covered by insurance and will not influence adversely the results of the company. The accident did not influenced the production and sales of Rafineria Trzebinia.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

INFORMATION ON CHANGES IN PROVISIONS AND FIXED ASSETS IMPAIRMENT LOSSES

I. Provision for deferred tax

Data for 1Q 2002

Balance as at 1.01.2002	238,133
Increases during the period 1.01.2002– 31.03.2002	51,074
Decreases during the period 1.01.2002 – 31.03.2002	(60,729)
Balance as at 31.03.2002	228,478

II. Other provisions presented as liabilities

	Environmental provision	Provision for potential losses resulting from lawsuits	Provision for business risks	Other provisions
Data for 1Q 2002				
Balance at 1.01.2002	412,124	10,484	14,788	2,950
Increases during the period 1.01.2002–31.03.2002	-	1,236	21	1,330
Decreases during the period 1.01.2002 – 31.03.2002	(6,399)	(6,073)	(832)	(4)
Balance at 31.03.2002	405,725	5,647	13,977	4,276

Provision for jubilee and retirement bonuses

Data for 1Q 2002

Balance as at 1.01.2002	137,685
Increases during the period 1.01.2002– 31.03.2002	523
Decreases during the period 1.01.2002 – 31.03.2002	(717)
Balance as at 31.03.2002	137,491

III. Provisions decreasing assets

Impairment of receivables

Data for 1Q 2002

Balance as at 1.01.2002	255,.353
Increases during the period 1.01.2002– 31.03.2002	36.129
Decreases during the period 1.01.2002 – 31.03.2002	(22,863)
Balance as at 31.03.2002	268,619

Adjustments in the valuation of financial fixed assets and differences in the valuation of contributions

Impairment of financial fixed assets

Data for 1Q 2002

Balance as at 1.01.2002	80,662
Increases during the period 1.01.2002– 31.03.2002	502
Decreases during the period 1.01.2002 – 31.03.2002	(716)
Balance as at 31.03.2002	80,448

Difference in the valuation of contribution relating to financial fixed assets

Data for 1Q 2002

Balance as at 1.01.2002	5,400
Increases during the period 1.01.2002– 31.03.2002	9
Decreases during the period 1.01.2002 – 31.03.2002	(830)
Balance as at 31.03.2002	4,579

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

Impairment of tangible fixed assets

Data for 1Q 2002	
Balance as at 1.01.2002	36,231
Increases during the period 1.01.2002– 31.03.2002	14,967
Decreases during the period 1.01.2002 – 31.03.2002	(812)
Balance as at 31.03.2002	50,386

IV. Negative goodwill on consolidation/Goodwill on consolidation

Negative goodwill on consolidation

Data for 1Q 2002	
Balance as at 1.01.2002	291,716
Increases during the period 1.01.2002– 31.03.2002	1,426
Decreases during the period 1.01.2002 – 31.03.2002	(11,405)
Balance as at 31.03.2002	281,737

Goodwill on consolidation

Data for 1Q 2002	
Balance as at 1.01.2002	4,137
Increases during the period 1.01.2002– 31.03.2002	493
Decreases during the period 1.01.2002 – 31.03.2002	(304)
Balance as at 31.03.2002	4,326

The companies of the Group made stock valuation adjustments in the 4Q 2002 amounted to PLN 688 thousand.

SHAREHOLDERS POSSESSING DIRECTLY OR INDIRECTLY THROUGH DEPENDENT ENTITIES AT LEAST 5% OF VOTES AT THE GENERAL MEETING OF SHAREHOLDERS AS AT DATE OF ISSUE OF QUARTARLY REPORT

Shareholder	Share in number of votes at the GM as at 01.01.2002	Change during the period 1.01.2002-31.03.2002	Share in number of votes at the GM as at 1.03.2002	Number of shares as at 1.03.2002	Change during the period 1.03.2002 – 13.05.2002	Share in number of votes at the GM as at 15.05.2002	Number of shares as at 13.05.2002
Nafta Polska S.A.	18.06%	(0.43%)	17.63%	74,068,050	-	17.63%	74,077,104
State Treasury	10.38 %	-	10.38 %	43,633,897	-	10.38%	43,633,897
Bank of New York (GDR holders)	27.07 %	(3.97%)	23.10%	97,077,976	(2.38%)	20.72%	87,031,262
Others	44.49 %	4.40%	48.89%	205,397,214	2.38%	51.27%	215,434,87
Total	100.00 %	-	100.00 %	420,177,137	-	100.00 %	420,177,137

*data on 8 May 2002

On 18 March 2002 the Company was informed, that Emerging Markets Growth Fund. Inc. („EMGF") from Los Angeles, USA, possessed 20,932,800 shares of PKN ORLEN S.A., constituting 4.98% of total number of votes on the General Meeting of Shareholders.

The Capital Group of PKN ORLEN S.A. SA-QSr I/2002 PLN '000

CHANGES IN THE COMPANY SHARES POSSESSED BY THE MANAGEMENT BOARD AND BY THE SUPERVISORY BOARD, ACCORDING TO INFORMATION POSSESSED BY THE COMPANY

The company shares possessed by the Management Board and by the Supervisory Board in 1Q 2002

	Number of shares as at 1.01.2002	Acquired	Disposed	Increases due to changes in composition	Decreases due to changes in composition	Number of shares as at 31.03.2002
Management Board	15,952	-	-	-	15,952	-
Supervisory Board	2,420	-	-	-	2,420	-

The Management Board has the right to acquire convertible bonds, which was announced in report issued 24 July 2001.

INFORMATION ABOUT UNUSUAL TRANSACTIONS WITH RELATED ENTITIES

During the period from 1 January to 31 March 2002 there were no unusual transaction with related entities, where the value of the transaction would be more than 500 000 EURO.

INFORMATION ABOUT GUARANTIES OF LOANS GRANTED BY COMPANY OR ITS SUBSIDIARIES TO OTHER ENTITIES, WERE THE VALUE OF GUARANTY ACCOUNTS FOR 10% OR MORE OF THE COMPANY'S EQUITY

During the period 1 January to 31 March 2002 in the Capital Group PKN ORLEN, the dominant company and related entities did not grant any guaranties of loans to any other entities, where the value of guaranty would account for 10% or more of the company's equity.

INFORMATION ON LEGAL ACTIONS CONCERNING THE COMPANY'S OR ITS DEPENDENT ENTITIES' LIABILITIES OR RECEIVABLES ACCOUNTING FOR 10% OR MORE OF THE COMPANY'S EQUITY

In the period from 1 January to 31 March 2002 the Company was not involved in any legal actions concerning the Company's or its dependent entities' liabilities or receivables accounting for 10% or more of the Company's equity.

....
President – Zbigniew Wrobel

....
Vice-President - Krzysztof Cetnar

....
Vice-President – Slawomir Golonka

....
Vice-President - Andrzej Macenowicz

....
Vice-President – Janusz Wisniewski

Plock, 13 May 2002

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. Krystynka Spa
Released	17:07 23 May 2002
Number	3628W

Current report No 48/2002 dated May 23rd 2002

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the registration of a change in the initial capital in ORLEN Medica Sp. z o.o. ("ORLEN Medica"). The registration took place in *Sad Rejonowy dla miasta Stolecznego Warszawy XXI Wydzial Gospodarczy Krajowego Rejestru Sadowego* ("Warsaw District Court") on May 16th 2002.

The initial capital was increased by PLN 2,246,000 from PLN 11,027,100 to PLN 13,237,000 through contribution of 4,492 shares in Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. in Ciechocinek ("Krystynka" Spa).

The initial capital of PLN 13,273,000 consists of 26,546 shares with a nominal value of PLN 500 each. All of these shares are voting shares.

PKN ORLEN owns 100 per cent of the total shares. The company specialises in medical services.

About PKN ORLEN SA

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Re. IKS Solino SA
Released	08:54 20 May 2002
Number	1215W

Current Report No 47/2002 dated 20th May 2002

Polski Koncern Naftowy ORLEN SA ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that Inowroclawskie Kopalnie Soli "Solino" SA ('IKS Solino') signed an agreement with Bank Handlowy w Warszawie SA for an investment loan of PLN 31,850,000. The loan shall be utilised to finance the 2nd stage of construction of underground fuel storage facilities.

The loan is secured by the assignment of receivables resulting from general lease agreement between PKN ORLEN and IKS Solino and collateral against the assets created by the investment.

IKS Solino equity totals PLN 66, 095, 700.

About PKN ORLEN

PKN ORLEN is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs 1Q 2002 LIFO valuation
Released	08:47 14 May 2002
Number	8711V

Current Report No 46/2002 dated 14th May 2002

Information about impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 1 Q 2002.

Estimates of gross income (income before tax) and net income assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and consolidated of PKN ORLEN Capital Group under PAS and International Financial Reporting Standards (IFRS) are as follows (PLN million):

	I Q 2002	I Q 2001*
PKN ORLEN unconsolidated gross profit/(loss) under PAS	(10)	215
PKN ORLEN unconsolidated net profit/(loss) under PAS	(7)	144
Consolidated gross profit under PAS	51	241
Consolidated net profit under PAS	26	171
Consolidated gross profit under IFRS	46	259
Consolidated net profit under IFRS	23	190

* presented data differs from previously published with respect to application of changes in PAS introduced in order to provide comparability to financial results for 1 Q 2002

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in Current Report No. 29 of 21 May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs 1Q 2002 IFRS
Released	08:49 14 May 2002
Number	8709V

Current Report No 45/2002 dated 14th May 2002

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Supervisory Board of Polski Koncern Naftowy ORLEN S.A.

We have reviewed the accompanying condensed consolidated financial statements of Polski Koncern Naftowy ORLEN S.A. (the "Company") for the 3 – month periods ended 31 March 2002 and 31 March 2001. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these condensed consolidated financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on accompanying consolidated condensed financial data.

International Accounting Standard No. 29 ''Financial Reporting in Hyperinflationary Economies'' (IAS 29) requires that the carrying amounts of assets and liabilities reported in a period of hyperinflation should be expressed in the measuring unit current at the end of the hyperinflationary period and constitute the basis for the carrying amounts in the subsequent financial statements. The Polish economy was hyperinflationary until the end of 1996 and ceased to be hyperinflationary in 1997. The Company last revalued its fixed assets as of 1 January 1995 to reflect the effects of inflation by applying price indices determined by the Central Statistical Office for individual groups of assets. This revaluation was not performed in accordance with the provisions of IAS 29 since the Company did not use a general price index and did not subsequently revalue its fixed assets as of 31 December 1996. As a result, the cumulative balances of property, plants and equipment, which existed prior to 31 December 1996, have not been expressed in the measuring unit current at the end of 1996.

The segment data included in the accompanying condensed consolidated financial statements has been prepared in accordance with International Accounting Standard No. 14 "Segment Reporting" and International Accounting Standard No. 34 "Interim Financial Reporting", except for not presenting comparable data for the 3 - month period ended 31 March 2001. The Company was not obliged to prepare and did not prepare segment data for the 3 - month period ended 31 March 2001 in the past. In the Management Board's view, preparation of such data as required by International Financial Reporting Standards is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

Based on our review, except for the matters referred to in the paragraphs above, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

Warsaw, Poland

13 May 2002

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

FOR THE 3 MONTHS PERIODS ENDED

31 MARCH 2002 AND 31 MARCH 2001
PREPARED IN ACCORDANCE WITH

INTERNATIONAL FINANCIAL REPORTING STANDARDS

TOGETHER WITH AUDITORS' REVIEW REPORT

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED BALANCE SHEETS

as of 31 March 2002 and 31 December 2001

		31 March	31 December
		2002	2001
		(unaudited)	
		(PLN million)	
ASSETS			
Non-current assets			
Property, plant and equipment		9,343	9,321
Goodwill / (Negative goodwill)		(257)	(264)
Intangible assets		92	108
Available for sale investments		582	584
Investments accounted for on an equity basis		193	186
Deferred tax assets		25	15
Other non-current assets		15	1
		-------	----------
Total non-current assets		**9,993**	**9,951**
		-------	-------
Current assets			
Inventories		2,362	2,199
Trade and other receivables		1,974	1,951
Short-term investments		20	11
Deferred costs		155	68

Cash and cash equivalents		206	203
		-------	---------
Total current assets		**4,717**	**4,432**
		-------	---------
Total assets		**14,710**	**14,383**
		======	======
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Common stock		525	525
Capital reserve		1,174	1,174
Revaluation reserve		859	859
Retained earnings		5,466	5,400
		-------	---------
Total shareholders' equity		**8,024**	**7,958**
		-------	-------
Minority interests		**407**	**395**
Non-current liabilities			
Interest bearing borrowings		1,314	1,261
Provisions and accruals		567	601
Deferred tax liabilities		354	365
		-------	-------
Total non-current liabilities		**2,235**	**2,227**
		-------	-------
Current liabilities			
Trade, other payables and accrued expenses		2,539	2,291
Interest bearing borrowings		1,497	1,502
Deferred income		8	10
		-------	-------
Total current liabilities		**4,044**	**3,803**

Total liabilities and shareholders' equity		**14,710**	**14,383**
		=======	=======

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED PROFIT AND LOSS STATEMENTS
for the 3 - month periods ended 31 March 2002 and 31 March 2001

		For 3 months ended	**For 3 months ended**
		31 March 2002	**31 March 2001**
		(unaudited)	
		(PLN million)	
Revenue		**3.502**	**3.854**
Cost of sales		(2.738)	(3.337)
		---------	--------
Gross profit		**764**	**517**
		---------	--------
Distribution expenses		(376)	(325)
Administrative expenses		(201)	(165)
Other operating income (expenses), net		(8)	39
		---------	--------
Profit from operations		**179**	**66**
		---------	--------
Financial income		18	115
Financial expenses		(93)	(134)
Income from associated companies			

accounted for under the equity method		2	11
		---------	--------
Profit before income tax and minority interests		**106**	**58**
		--------	--------
Income tax		(28)	(11)
Minority interests		(12)	(2)
		--------	--------
Net profit for the period		**66**	**45**
		=====	=====
Basic and diluted earnings per share (PLN)		**0.16**	**0.11**

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED CONDENSED CASH FLOW STATEMENTS
for the 3 - month periods ended 31 March 2002 and 31 March 2001

	For 3 months ended	**For 3 months ended**
	31 March 2002	**31 March 2001**
	(unaudited)	
	(PLN million)	
Cash flows from operating activities		
Net profit for the period	66	45
Adjustments for:		
Minority interests	12	2
Net income from investments accounted for on an equity basis	(2)	(11)
Depreciation and amortisation	288	238

Interest and dividend charges, net	33	78
Result on investing activities	(5)	(45)
Decrease / (increase) in receivables	(41)	61
Decrease / (increase) in inventories	(164)	290
(Decrease) / increase in accrued expenses and payables	253	(261)
(Decrease)/increase in provisions	(56)	(32)
Other	(49)	(69)
	---------	--------
Net cash from operating activities	**337**	**296**
Cash flows used in investing activities		
Acquisition of property, plant and equipment	(314)	(420)
Acquisition of intangible assets	-	(2)
Proceeds from sales of property, plant and equipment	-	3
Proceeds from sales of available for sale investments	12	66
Acquisition of available for sale investments	-	(142)
Acquisition of marketable securities	(56)	(24)
Proceeds from sales of marketable securities	50	24
Dividends and interests received	-	2
Other	15	21
	---------	--------
Net cash flows used in investing activities	**(293)**	**(472)**
	---------	--------
Cash flows from (used in) financing activities		
Proceeds from long-term loans and other borrowings	341	116
Proceeds from short-term loans and other borrowings	326	912
Repayment of long-term loans and other borrowings	(267)	(25)
Repayment of short-term loans and other borrowings	(383)	(617)
Interest paid	(57)	(70)
Other	(1)	-
	---------	--------

Net cash flows from (used in) financing activities	**(41)**	**316**
	---------	--------
Net increase in cash and cash equivalents	**3**	**140**
Cash and cash equivalents at beginning of period	**203**	**176**
	---------	--------
Cash and cash equivalents at end of period	**206**	**316**
	======	======

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
for the 3 - month periods ended 31 March 2002 and 31 March 2001

(PLN million)

	Common stock	**Capital reserve**	**Revaluation reserve**	**Retained earnings**	**Total shareholders' equity**
1 January 2001	**525**	**1,174**	**859**	**5,038**	**7,596**
	---------	--------	----------	---------	---------
IAS 39 adoption	-	-	-	7	7
Net profit	-	-	-	45	45
	---------	---------	----------	----------	---------
31 March 2001	**525**	**1,174**	**859**	**5,090**	**7,648**
(unaudited)	------	------	------	------	---------

	Common stock	**Capital reserve**	**Revaluation reserve**	**Retained earnings**	**Total shareholders'**

					equity
1 January 2002	**525**	**1,174**	**859**	**5,400**	**7,958**
	------	------	------	------	---------
Net profit	-	-	-	66	66
	------	------	------	------	---------
31 March 2002	**525**	**1,174**	**859**	**5,466**	**8,024**
(unaudited)	------	------	------	------	---------

1. Principal activities

The principal company of the capital group of Polski Koncern Naftowy ORLEN (further referred to as the "Group") is Polski Koncern Naftowy ORLEN Spolka Akcyjna (further referred to as the "Company" or "PKN ORLEN") located in Plock, Poland on ul. Chemikow 7. PKN ORLEN was established in 1993 as a State Treasury owned joint stock company Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. Effective from 20 May 1999 the Company changed its name to Polski Koncern Naftowy S.A. Effective from 12 April 2000 the Company changed its name to Polski Koncern Naftowy ORLEN S.A.

The Company is engaged in processing of crude oil into a broad range of petroleum products and petrochemicals and in transportation, wholesale and retail distribution of such products. The other companies in the Group operate primarily in related downstream activities including further production and distribution as well as in production of chemicals.

2. Basis of presentation

The Company applied for these consolidated condensed financial statements International Financial Reporting Standards (IFRS) effective for respective accounting periods except for accounting for hyperinflation under International Accounting Standard No 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29). The measurement and the reporting currency of these consolidated condensed financial statements is Polish Zloty ("PLN").

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IFRS have been condensed or omitted pursuant to International Accounting Standard No 34, "Interim Financial Reporting" (IAS 34). The accompanying consolidated condensed financial statements reflect all adjustments, except for adjustments required by IAS 29, of a recurring nature which are necessary for a fair

statement of the Company's consolidated results of operations and cash flow for the interim periods ended on 31 March 2002 and 31 March 2001 and the Company's financial position as of 31 March 2002. The accompanying consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year 2001. The interim financial results are not necessarily indicative of the results of the full year.

3. Selected explanatory notes

3.1. Accounting policies and methods of computation

The Company followed substantially the same accounting policies and methods of computation in these consolidated condensed financial statements as compared with the consolidated financial statements for the year 2001.

3.2. Unusual items affecting the amounts presented in these financial statements

During 3 - months periods ended 31 March 2002 and 31 March 2001, there were no unusual events affecting the amounts presented in these financial statements.

3.3. Changes in estimates

In order to achieve better presentation, in 2002 the Group has changed the estimate of the closing rate used for reporting of foreign currency monetary items. Until 2001 the closing rate was approximated by the average National Bank of Poland exchange rate at the end of an accounting period ("NBP average"). Since 2002 foreign currency monetary assets are reported at lower of commercial bank's buy rate and NBP average while foreign currency monetary liabilities are reported at higher of commercial bank's sell rate and NBP average. The total impact of the change of estimate on the net profit for 1 Q 2002 amounts to minus PLN 11.

3.4. Issuances, repurchases, and repayments of debt and equity securities

The Group's interest bearing borrowings have increased by PLN 48 during 1 Q 2002 primarily due to increase in non-current interest bearing borrowings.

3.5. Dividends

During 1 Q 2002 the Company has not paid any dividends. The Management Board of the Company has proposed a dividend from net profit for 2001 in the amount of PLN 0,12 per share. The decision regarding payment of such dividend will be voted at the Shareholders Meeting on 28 June 2002.

3.6. Segment revenue and segment result for business segments

	Refining and Marketing	Chemicals	Other Operations	Eliminations	Consolidated
Revenue					

External sales	2,788	616	98	-	3,502
Inter-segment sales	492	308	272	(1,072)	-
Total revenue	3,280	924	370	(1,072)	3,502
Result					
Segment result	200	41	(1)	-	240
Unallocated corporate expenses					(61)
Profit from operations					**179**
Financial income					18
Financial expenses					(93)
Share of net profits of associates	-	-	2	-	2
Profit before income tax					**106**
Income taxes					(28)
Minority interests					(12)
Net profit					**66**

The segment data for 1Q 2001 has not been presented because in the past the Company was not obliged to prepare and did not prepare segment data for this period and in the Management Board's view preparation of such data is not practical and the cost of preparation would exceed benefits derived from preparation of such data.

3.7. Basic and diluted earnings per share

Basic earnings per share (PLN)	For 3 months ended	For 3 months ended
	31 March 2002	31 March 2001
Weighted average common stock outstanding	420,177,137	420,177,137
For the period per share (PLN)	0.16	0.11

There is no difference between the basic and diluted earnings per share.

3.8. Changes in contingent liabilities or contingent assets since 31 December 2001

During the 3 - month period ended 31 March 2002 there were no significant changes in contingent liabilities or

contingent assets.

3.9. Subsequent events

There were no subsequent events after 31 March 2002 having material influence on the condensed consolidated financial statements.

3.10. Transformation for International Financial Reporting Standards purposes

The adjustments to the consolidated condensed financial statements prepared under Polish Accounting Standards (PAS) are set out below:

	Net profit for 3 months ended	**Net profit for 3 months ended**
	31 March 2002	**31 March 2001**
	(unaudited)	**(unaudited)**
PAS basis consolidated *	69	26
Borrowing costs capitalisation, net of depreciation	10	23
Amortisation of CPN goodwill	(3)	(3)
IFRS treatment of negative goodwill	2	1
Deferred tax on above	(2)	10
Other	(10)	(12)
	--------	--------
IFRS consolidated	66	45
	=====	=====

	Net assets as of	
	31 March 2002	**31 December 2001**
	(unaudited)	

PAS basis consolidated *	7,570	7,501
Borrowing costs capitalisation, net of depreciation	561	551
Amortisation of CPN goodwill	80	83
IFRS treatment of negative goodwill	(77)	(79)
Deferred tax on above	(125)	(123)
Other	15	25
	---------	--------
IFRS consolidated	8,024	7,958
	======	======

* following changes in PAS introduced by the amended Accounting Act, the PAS figures for 1 Q 2002 were prepared under the new PAS rules; the comparative data for 1 Q 2001 has been restated using the new PAS rules and differ from previously published

Signatures of the Members of the Management Board

....

President - Zbigniew Wróbel

....

Vice President – Krzysztof Cetnar **Vice President** – S³awomir Golonka

....

Vice President – Janusz Wiœniewski **Vice President** – Andrzej Macenowicz

Plock, 13 May 2002

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	PKNs 2001 LIFO valuation
Released	07:58 13 May 2002
Number	8014V

Current Report 44/2002 dated 13th May 2002

Impact of LIFO valuation of inventories

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN"), Central Europe s largest downstream oil company, informs about **impact of LIFO valuation of inventories on unconsolidated financial results of PKN ORLEN and consolidated financial results of PKN ORLEN Capital Group for 4Q 2001 and year 2001.**

Estimates of gross income and net income (after deferred taxation) assuming LIFO valuation of inventories of PKN ORLEN under Polish Accounting Standards (PAS) and of PKN ORLEN Capital Group under PAS and International Financial Reporting Standards (IFRS) are as follows (PLN m):

	Year 2001	4Q 2001	Year 2000	4Q 2000
PKN ORLEN's unconsolidated gross profit under PAS	842	413	756	385
PKN ORLEN's unconsolidated net profit under PAS	611	292	531	280
Consolidated gross profit under PAS	982	434	863	414
Consolidated net profit under PAS	718	316	615	298
Consolidated gross profit under IFRS	1,065	482	1,023	474
Consolidated net profit under IFRS	751	347	712	338

The assumptions used for the above LIFO estimates are the same as used for previously published LIFO estimates. These assumptions were published in current report no 28/2001/29 dated 21st May 2001.

About PKN ORLEN S.A.

PKN ORLEN S.A. is one of the largest companies in Central & Eastern Europe, with listings on the Warsaw and London Stock Exchanges, and trading on the OTC market in the U.S.A. It is Poland's largest refiner of crude oil and marketer of world-class petroleum and related products. It has a substantial wholesale and retail distribution system that includes the

largest network of service stations in Poland. It also has significant financial investments in the telecommunications sector in Poland.

END

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